SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Earnings Release 2Q21

Earnings Release 2Q21

LIST OF CONTENTS

1	Main Events in the Period	3
2	Financial Performance	9
2.1	Operating Revenues	9
2.2	Operating Costs and Expenses	10
2.3	Equity in the Earnings of Subsidiaries	13
2.4	EBITDA	13
2.5	Financial Result	15
2.6	Consolidated Net Income	16
2.7	Consolidated Income Statement	16
3	Main Accounts and Balance Sheet Changes	17
3.1	Main Accounts	17
3.2	Balance Sheet – Assets	19
3.3	Debt	20
3.4	Balance Sheet – Liabilities	23
4	Performance of the Main Companies	24
4.1	Copel Geração e Transmissão (Consolidated Result)	24
4.2	Copel Distribuição	26
4.3	Copel Telecomunicações	28
4.4	Copel Comercialização (Copel Mercado Livre)	29
4.5	Accounting Information	31
5	Investment Program	32
6	Power Market and Tariffs	33
6.1	Captive Market – Copel Distribuição	33
6.2	Grid Market (TUSD)	34
6.3	Electricity Sales	34
6.4	Total Energy Sold	35
6.5	Energy Flow	36
6.6	Tariffs	41
7	Capital Market	43
7.1	Capital Stock	43
7.2	Stock Performance	43
7.3	Dividends and Interest on Own Capital	46
8	Operating Performance	47
8.1	Power Generation	47
8.2	Transmission	52
8.3	Distribution	53
8.4	Telecommunications	56
8.5	Equity Interests	57
8.6	New Projects	57
9	Other Information	60
9.1	Human Resources	60
9.2	Main Operational Indicators	61
9.3	Conference Call 2Q21 Results	62
	Exhibit I – Consolidated Cash Flow Statement	63
	Exhibit II – Financial Statements – Wholly Owned Subsidiaries	64
	Exhibit III – Financial Statements by Company	68
	Balance Sheet by Company	68

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Earnings Release 2Q21

1. Main Events in the Period

Adjusted EBITDA, excluding non-recurring items, reached R$1,433.2 million in 2Q21, up by 47.1% over the R$974.4 million reported in 2Q20. Such growth was mainly due to (i) the sale of 507 GWh of energy produced by TPP Araucária (“UEGA”) in 2Q21 (no energy was dispatched in 2Q20); and (ii) higher revenue from the “availability of the power grid (TUSD/TUST)”, mainly due to the 12.2% growth of the Copel Distribuição’s grid market, higher yield on transmission assets because of a rise in IPCA in 2Q21 the periodic tariff review applied on transmission contracts. These events were partially offset by higher costs with “electricity purchased for resale”, due to the worsening of the water situation in June and the increase in the average difference settlement price - PLD (south) in 2Q21 (R$233.36 compared to R$75.47 in 2Q20). The EBITDA including all factors and non-recurring items totaled R$1,514.1 million, down by 12.1% from the R$1,722.7 million reported in 2Q20. This result was mainly due to the positive effect from non-recurring items in 2Q20, especially the decision in favor of Copel Distribuição related to the right to exclude the ICMS from the PIS and COFINS tax base, leading to a recognition of R$809.1 million in the “other operating revenues” line. More information in item 2.4

Completion of Copel Telecom Divestment

After approval by the Administrative Council for Economic Defense (“CADE”), published on July 9, 2021, on August 03, 2021, it has completed the divestment of one hundred percent (100%) of Copel Telecomunicações ("Copel Telecom") shares, held by the Company, to Bordeaux Participações S.A. (“Bordeaux”) — an acquisition vehicle formed by Bordeaux Fundo de Investimento em Participações Multiestratégia (“Bordeaux FIP”) in accordance with applicable legislation—, after meeting all the conditions set forth in the Notice of bidding process DDN Auction no. 01/2020 (“Auction”) and the respective Share Purchase and Sale Agreement (Contrato de Compra e Venda de Ações - CCVA).

The final transaction amount restated based on the SELIC rate until August 03, totaled R$2,506,837,507.29 and has already been fully transferred to Copel. This amount will strengthen the Company's cash position and will be allocated to sustainable investments in the energy business, among others. This transaction will be recorded in the third quarter 2021 financial statements, with a positive effect of approximately R$1.2 billion in the net income for the year.

Liquidation Advance from CRC

COPEL has received, on July 14, 2021, Official Letter No. 443/2021 - GS/SEFA, through which the Government of the State of Paraná expresses its intention to make, next weeks, the full discharge of the balance of the CRC Account Agreement (“CRC”). On August 10, 2021, the full settlement of the CRC balance was made, in the amount of R$1,431,200,732.76 (one billion, four hundred and thirty-one million, two hundred thousand, seven hundred and thirty-two reais and seventy-six cents). This amount will reinforce the Company's cash and will be allocated, among others, to sustainable investments in the energy businesses.

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Earnings Release 2Q21

COMPAGAS - Right of Preference and Public Consultation

Copel received on July 29, 2021, from Petróleo Brasileiro S.A. (“Petrobras”) and Petrobras Gás S.A. (“Gaspetro”), a letter referring to the opportunity to exercise the preemptive right in the acquisition of all shares issued by the Companhia Paranaense de Gás (“Compagas”) owned by Gaspetro, as provided for in the Compagas Shareholders' Agreement. Compagas is the concessionaire responsible for the distribution of piped natural gas in State of Paraná, and its shareholders are Copel, with 51% of the shares, Gaspetro, with 24.5%, and Mitsui Gás e Energia do Brasil Ltda. (“Mitsui”), with 24.5%. Copel will evaluate the opportunity within the established period of 30 (thirty) days for manifestation, considering, among others, the pricing of the asset, and its strategic objective of keeping the focus on its core business, which may involve the disinvestment in Compagas, as already stated by the Company in other opportunities. In this sense, the Public Consultation is open to collect contributions for the improvement of the State Gas Plan and the proposal to extend the concession of piped gas distribution services in the State of Paraná.

More information at Notice to the Market – 29/21.

Dividend Payment

On August 11, 2021, as resolved by the Board of Directors at the 217th Ordinary Meeting, held on August 4, 2021, and in accordance with the Dividend Policy approved on January 20, 2021, the Company paid R$1,017.8 million, as earnings for the 2020 Financial Year, and R$257.5 million referring to the 2nd installment of Intermediate Earnings, totaling R$1,275.3 million.

More information can be found in the Notice to Shareholders of August 4, 2021.

Fitch upgrades Copel's National Rating to ‘AAA(bra)’

Fitch Ratings (“Fitch”) raised from 'AA+(bra)' to 'AAA(bra)' the National Long-Term Rating of Copel, of its wholly owned subsidiaries Copel Geração e Transmissão and Copel Distribuição and their respective debenture issues. At the same time, the outlook on the corporate ratings was revised to stable. The 'AAA (bra)' credit rating is the highest possible on Fitch's scale and the highest rating in Copel's history.

Result of Copel Distribuição's 5th Periodic Tariff Review Cycle – 70% increase in RAB

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Earnings Release 2Q21

On July 22, 2021, the National Electric Energy Agency - Aneel approved, at its 22nd Ordinary Public Meeting, held today, the result of Copel Distribuição's 5th Tariff Review Cycle, with the establishment of R$ 8,362.1 million for the value of the net regulatory remuneration basis (“RAB”), representing an increase of approximately 70% compared to the R$ 4,920.4 million from the 4th Tariff Review Cycle, reflecting the recognition as a prudent investment of 100% of the investments made by Copel Distribuição in the last 5 years and the consequent inclusion in the remuneration base. The result of Copel Distribuição's 5th periodic tariff review, effective from June 24, 2021, applies the average effect to be perceived by consumers of 9.89%, with an average of 9.57% for high voltage consumers and 10.04% on average for low voltage consumers.

Copel Distribuição – 15% efficient

Copel Distribuição's EBITDA recorded of R$ 1,375.3 million in the last 12 months, an amount 7.8% higher than the R$ 1,275, 6 million registered in the same period last year. This amount was 15.0% above the regulatory EBITDA of R$1,196.2 million for the same period, equivalent to an efficiency of R$179.1 million.

UEG Araucária Reversal of Impairment

The assumptions of the Company's material non-financial assets were evaluated, and Management concludes that it is necessary to adjust the impairment value of the UEGA thermoelectric plant, with reversal of the total amount constituted in previous periods (R$138.78 million). This reversal was carried out considering that the estimates of their cash flows are affected by the increase in energy demand in the country, a consequence of the unfavorable hydrological conditions of the period associated with the ONS operating policy for guaranteeing energy supply. This scenario makes the plant's dispatch assumptions occur in a longer period than previous projections.

Anticipation of Start of Commercial Operation – SHP Bela Vista

The first two generating units of SHP Bela Vista are already in commercial operation, with unit 01 starting on June 12, 2021, and unit 02 on July 10, 2021. The test operation is authorized of unit 03 since August 3, 2021. The Bela Vista SHP will have the capacity to produce 29.8 MW, with 29.3 MW in three generating units in the main powerhouse and 0.5 MW in the unit installed in the complementary powerhouse, built next to the dam, which will generate energy taking advantage of the minimum water flow, maintaining the proper environmental condition of the river. More information in item 8.

Adjustment of Allowed Annual Revenues ("RAPs") for the 2021-2022 Cycle

The National Electric Energy Agency - Aneel, through Ratification Resolution No. 2,895, of July 13, 2021, established the Annual Allowed Revenues ("RAPs") for electricity transmission assets for the 2021-2022 cycle, with effective as of July 1, 2021. According to the resolution, the total RAPs of the transmission assets of Copel Geração e Transmissão SA (“Copel GeT”) for the 2021/2022 cycle will be R$747.1 million.

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Earnings Release 2Q21

It should be noted that this repositioning resulted mainly from the effects of the re-profiling of the financial component of the "RBSE/RPC", approved, in the case of Copel GeT, by ANEEL Ratifying Resolution No. 2,847, of April 22, 2021, which changed the result of the periodic review of the RAP associated with Concession Contract No. 060/2001.

Additionally, considering the RAPs approved for Special Purpose Entities (“SPEs”) in which Copel GeT has equity interest, the total consolidated amount for Copel GeT is now R$1,242.7 million. This effect can be attributed to the reduction of the RAP for Concession Contract No. 002/2005 – Uirapuru, due to the 50% tariff step of the RAP as of the 16th (sixteenth) year of commercial operation of its facilities, as previously foreseen in the notices of contracts auctioned between 1999 and 2006.

GSF renegotiation

On March 2, 2021, CCEE released the hydrological risk renegotiation calculations, which total R$1,366 million for the 15 eligible plants of the Company, equivalent to approximately 510 days of average extension of the grant of its plants. As of the date of publication of the 2Q21 results, the Company has not yet adhered to the renegotiation of the hydrological risk, as management, despite the partial approval by Ratifying Resolution 2,919 Aneel, awaits approval by Aneel of the approximately 510 days of average extension of the grant for all its plants, including the changes brought by Law No. 14.182/2021 and Aneel Normative Resolution No. 930 of March 03,2021, to assess the possible adherence to the terms of the renegotiation and waiver of future questions or lawsuits in relation to the hydrological risks in question.

Further information in explanatory notes 1.b of our interim financial statements.

Change of Copel Headquarters

On July 14, 2021, the Board of Directors, held today, approved the change of the full address of the Company's headquarters to Rua José Izidoro Biazetto nº 158, Bloco A, Bairro Campo Comprido, CEP 81200-240, Curitiba – PR. This change is part of the cost reduction strategy and the integration between the Administration and the technical staff to enhance the synergy between Copel's business areas, with integrated environments that will further promote collaborative work, encouraging innovation and improvement in processes.

Copel remains in the FTSE4Good Index Series

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Earnings Release 2Q21

Copel was once again selected to be part of the FTSE4Good Index Series, a London stock exchange index that, based on public data and independently, assesses the performance of companies in terms of their environmental, social and corporate governance policies and practices (“ESG”). Remaining on the index reflects Copel's commitment to the best practices in corporate sustainability and to the sustainable growth of its activities. For more information, access our Material Fact 11/21.

6th Copel Distribution´s Debentures Issue

On July 15, 2021, Copel Distribuição settled its 6th Issue of Simple Debentures, in the total amount of R$1.5 billion, non-convertible into shares, unsecured, with additional personal guarantee, in two series. The 1st series are traditional debentures with a term of 5 years, in the amount of R$ 1.0 billion, remunerated by the accumulated variation of the average daily rates of Interbank Deposits - DI, plus 1.95% per year, and the 2nd series, 10-year incentive debentures, in the amount of R$500.0 million and monetary restatement based on the Broad Consumer Price Index - IPCA, plus 4.77% per year. The funds will be used to strengthen the working capital of the issuer, the amortization of the principal portion of the 3rd, 4th and 5th issue debentures and investments for expansion, renovation or improvement and/or reimbursement of expenses of the electricity distribution network from the broadcaster.

Qualification for offsetting tax credit related to the lawsuit - PIS / Cofins

Copel DIS has requested the Brazil's Federal Revenue the authorization of tax credit referring to the exclusion of ICMS from the calculation basis of Pis and Cofins, for purposes of offsetting. In June 2021, the effective offsetting of tax credits began, after the authorization of the original Cofins credit. Considering the final and unappealable decision of the action, with a favorable decision for the Company, the entry of economic benefits became practically certain and, therefore, the asset became realizable. Therefore, Copel DIS recognized the updated tax credit on assets, which must be recovered using the following expedients: by offsetting with taxes to be paid within the statute of limitations of 5 years, and, if necessary, with receipt of court orders from the Federal Government. The refund of PIS and Cofins credits to consumers awaits the conclusion of discussions with Aneel regarding compensation mechanisms and criteria, based on the effective compensation of tax credits. For more information, see Note 13.2.1 to our interim financial statements.

Copel acquires Vilas Wind Complex (186.7 MW)

On May 17, 2021, e, Copel Geração e Transmissão (“Copel GeT”) signed an agreement for the acquisition of 100% of the Vilas Wind Complex (“Enterprise”), with 186.7 MW of installed capacity. The acquisition is part of the Company's strategy for sustainable growth in renewable energy, expands the diversification of the

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Earnings Release 2Q21

generation matrix, and is fully in compliance with the Investment Policy recently approved earlier this year. The transaction value represents an Enterprise Value of R$1,059 million, considering that the enterprise has longterm financings (maturing up to 2040) contracted with Banco do Nordeste (BNB). Closing date of the transaction will occur on November 30, 2021, after fulfillment of conditions precedent. It is worth noting that the General Superintendence of the Administrative Council for Economic Defense (“CADE”), in the acts of Concentration No. 08700.003877/2021-18, approved without restrictions the acquisition of control by Copel Geração e Transmissão SA, pursuant to Order SG No. 1.142 /2021 published in the Federal Official Gazette (“DOU”) on August 11, 2021. Pursuant to applicable law, CADE's decision will become final after 15 days from the date of publication in the DOU.

Annual Public Policies and Corporate Governance Letter

On May 5th 2021, the 2020 Annual Public Policies and Corporate Governance Letter was approved by Copel's Board of Directors in the meeting held on May 05, 2021, pursuant to Federal Law 13,303/2016 (State-Owned Company Responsibility Law). The document summarizes the main information contained in the Reference Form, addressing, among other matters, business segments, governance policies and practices, risk management and internal controls structure, financial information and comments from directors and officers, as well as the public interest that constitutes the grounds for the creation of the Company; and affirming its commitments to the fulfillment of public policy goals. You can follow this link to read the document (only in portuguese).

Copel Distribuição wins Aneel Quality Award in the South Region

Copel Distribuição took first place in the 18th edition of the Aneel Quality Award, in the Southern Region category above 400,000 consumer units, and second place nationally in 2020. The announcement took place in late July and represents an important achievement as it reflects the evaluation of the customers themselves.

Coronavirus (COVID-19) - Monitoring Committee

Covid-19's Monitoring Committee continues to follow the guidelines of Organs regulatory bodies, as well as reinforcing the procedures for the prevention of safety and health in all of the Company's environments. The plan to gradually return to on-site activities is under study and takes into account the current scenario of the pandemic, as well as the evolution of cases and vaccination of Copel's workforce.

Further information in explanatory note 1.a of our interim financial statements.

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Earnings Release 2Q21

2. Financial Performance

The analyzes below refer to the second quarter of 2021, compared to the same period of 2020.

2.1 Operating Revenues

Net operating revenue totaled R$ 5,427.0 million in 2Q21, an increase of 18.5% in relation to the R$ 4,581.6 million registered in 2Q20. This result mainly reflects (i) the 81.1% growth in the “electricity sales to distributors” line, mainly due to the sale of 507 GWh of energy produced by TPP Araucária in 2Q21, the higher volume of energy sold in bilateral contracts by Copel Mercado Livre (2,636 GWh in 2Q21 against 1,497 GWh in 2Q20) and increase in revenue obtained through CCEAR contracts; (ii) the 37.4% growth in the line "use of the main distribution and transmission grid (TUSD/TUST)", the effect of the 12.2% growth in the Copel Distribuição’s grid market and the increase in remuneration on transmission assets resulting from the higher IPCA in 2Q21 (1.67% against -0.43% in 2Q20), the periodic tariff review applied to transmission contracts and the entry into commercial operation of LT Curitiba Leste – Blumenau, the last development of Lot E (Aneel Auction 05/2015); (iii) the 10.0% increase in “electricity sales to final costumers” revenue, mainly due to the 92.5% increase in electricity sales to free consumers by Copel Mercado Livre and; (iv) the 49.2% increase in the “distribution of piped gas” line, mainly influenced by the increase in sales volume by Compagas to the TPP Araucária and the recovery in sales volume to the non-thermal market, impacted in 2Q20 by the reduction in economic activity caused by the Covid-19 pandemic.

Also highlighted are:

(i)	the positive balance of R$ 428.9 million in the result of “sectorial financial assets and liabilities” in 2Q21, against R$ 80.7 million in the same period of the previous year, due to higher costs with electricity purchased for resale due, mainly, the higher hydrological deficit in June, higher average PLD (R$226.80/MWh in 2Q21 against R$75.47/MWh in 2Q20) and thermal dispatch out of order of merit;
(ii)	the positive effect of R$809.1 million recorded in 2Q20 in the “other operating income” line, due to the final and unappealable decision of the lawsuit that recognized Copel Distribuição's right to exclude the full amount of the ICMS from the PIS and COFINS calculation basis.
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Earnings Release 2Q21

Considering the first half of 2021, net operating revenue reached R$ 10,412.8, an amount 20.4% higher than the R$ 8,648.3 million recorded in the same period of 2020, mainly due to the 52.9% increase in " Electricity sales to distributors”, due to the sale of 1,194 GWh of electricity produced by TPP Araucária (“UEGA”) and the higher volume of electricity sold in bilateral contracts by Copel Mercado Livre.

Also highlighted are:

(i)	21.9% increase in revenue from “Use of the main distribution and transmission grid”, mainly due to the effect of the 7.1% growth in the Copel Distrbuição's grid market;
(ii)	4.4% increase in “Electricity sales to final customers”, explained, above all, by the 84.6% increase in electricity sales to free consumers by Copel Mercado Livre; and
(iii)	the increase of R$767.6 million in the “result of sectorial financial assets and liabilities” in 1H21 compared to the same period of the previous year, due to higher costs with electricity purchased for resale, mainly due to the higher hydrological deficit, higher average PLD and thermal dispatch out of order of merit.

It should also be noted that, as a result of the progress of the divestment process of Copel Telecomunicações, Copel's Management concluded that, on September 30, 2020, the requirements of CPC 31 were met to classify the assets and liabilities of the telecommunications segment as kept for sale and also for the disclosure of this segment as a discontinued operation. As a result, Copel Telecomunicações' revenues, costs and expenses are presented in a single line of Copel's consolidated income statement as of September 30, 2020 (except for depreciation / amortization of part of the assets that will be held at Copel after the sale and the "Personnel and Management" and "Pension and healthcare plans"). More information in NE nº 41 of the ITR.

2.2 Operating Costs and Expenses

In 2Q21, operating costs and expenses increased 36.2%, totaling R$4,233.6 million, mainly as a result of (i) the 34.5% increase in costs with "electricity purchased for resale", due to the higher cost with bilateral

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Earnings Release 2Q21

contracts to face the higher volume of electricity sold by Copel Mercado Livre, the lowest GSF in June (0.70 versus 0.77 in June 2020) and the highest average PLD in the comparison between periods (R $ 233.36/MWh in 2Q21 against R$ 75.47/MWh in 2Q20); (ii) the 126.2% increase in the line “Charge of the main distribution and transmission grid”, mainly due to higher expenses with System Services Charges - (ESS), resulting from the higher dispatch of thermal plants out of order of merit in the period; (iii) the recording of R$284.6 million in the “Materials and supplies for power electricity” line, against R$8.3 million in 2Q20, as a result of the greater purchase of natural gas for the operation of TPP Araucária; and (iv) the 55.7% increase in the “Natural gas and supplies for the gas business” line, as a result of the higher volume of gas sold by Compagás.

These increases were partially offset by (i) the positive effect of R$82.1 million in the "provisions and reversals" line, mainly due to the reversal of R$138.4 million related to the impairment in UEGA and the reduction of 31, 3% in the allowance for loan losses (R$39.5 million in 2Q21 against R$57.4 million in 2Q20); and (ii) the 0.8% reduction in PMSO costs (except for estimated losses and the line of provisions and reversals.

This drop in PMSO costs basically reflects the 4.3% decrease in expenses with "personnel and management" and the 23.9% reduction in "other costs and expenses", mainly due to the reduction expenses with indemnities and the lower effect with losses in the deactivation and sale of assets, partially offset by the 16.3% increase in “third-party services” mainly due to the higher cost of maintenance of the electrical system.

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Earnings Release 2Q21

Specifically on “personnel and management” costs, the 4.3% reduction is basically due to the Incentive Dismissal Program (PDI), which impacted the reduction of 462 employees in the comparison between periods. Neutralizing the effects of the provision for performance bonus (PPD) and profit sharing (PLR), personnel and management costs would have decreased by 0.9%, despite the 3.89% salary readjustment defined in the October collective agreement 2020.

R$million

Personnel and Management	2Q21 (1)	1Q21 (2)	2Q20 (3)	Var. % (1/3)	1H21 (4)	1H20 (5)	Var. % (4/5)
Personnel and management	319,526	309,250	333,981	(4.3)	628,776	613,118	2.6
(-) Profit sharing program (PLR) /or results and PPD	(74,069)	(70,276)	(86,225)	(14.1)	(144,345)	(121,727)	7.8
(-) Provision for indemnification for voluntary dismissal	-	-	-	-	-	-	-
TOTAL	245,457	238,974	247,756	(0.9)	484,431	491,391	(1.4)

R$ '000

Operating Costs and Expenses	2Q21 (1)	1Q21 (2)	2Q20 (3)	Var.% (1/3)	1H21 (4)	1H20 (5)	Var.% (4/5)
Electricity purchased for resale	1,976,430	1,686,296	1,468,967	34.5	3,662,726	2,965,718	23.5
Charge of the main distribution and transmission grid	571,690	560,282	252,790	126.2	1,131,972	563,154	101.0
Personnel and management	319,526	309,250	333,981	(4.3)	628,776	613,118	2.6
Pension and healthcare plans	61,157	61,838	56,464	8.3	122,995	114,128	7.8
Materials and supplies	15,636	16,672	15,489	0.9	32,308	37,469	(13.8)
Materials and supplies for power electricity	284,561	320,162	(8,339)	-	604,723	122,132	395.1
Natural gas and supplies for the gas business	123,356	95,008	79,221	55.7	218,364	181,049	20.6
Third-party services	155,318	167,081	133,595	16.3	322,399	269,712	19.5
Depreciation and amortization	254,515	256,976	245,004	3.9	511,491	494,914	3.3
Provisions and reversals	(82,069)	74,864	130,039	-	(7,205)	259,641	(102.8)
Construction cost	499,181	373,372	329,852	51.3	872,553	570,056	53.1
Other cost and expenses	54,241	104,506	71,282	(23.9)	158,747	159,925	(0.7)
TOTAL	4,233,542	4,026,307	3,108,345	36.2	8,259,849	6,351,016	30.1

In the year to June, total operating costs and expenses reached R$ 8,259.8 million, 30.1% higher than the R$ 6,351.2 million recorded in the same period of 2020, mainly due to (i) the higher cost of bilateral contracts to cover the higher volume of electricity sold by Copel Mercado Livre; (ii) the 101.0% increase in the “Charge of the main distribution and transmission grid” line, mainly due to the higher dispatch from thermal plants outside the order of merit; (iii) the acquisition of a greater volume of natural gas for the operation of TPP Araucária; (iv) higher expenses with maintenance of the electrical system and; (v) the higher volume of gas sold by Compagás, partially offset by the positive effect of R$7.2 million in the “provisions and reversals” line, mainly due to the reversal of R$138.4 million related to the impairment in UEGA .

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Earnings Release 2Q21

It is also noteworthy that Copel's Management concluded, on September 30, 2020, that the requirements of CPC 31 were met to classify the assets and liabilities of the telecommunications segment as held for sale and, also, for the disclosure of this segment as discontinued operation. As a result, Copel Telecomunicações' revenues, costs and expenses are presented in a single line of Copel's consolidated income statement as of September 30, 2020 (except for depreciation / amortization of part of the assets that will be held at Copel after the sale and the "Personnel and management" and "Pension and healthcare plans"). More information in note 41 of the ITR.

It should also be noted that as of October 1, 2020, the depreciation and amortization of assets that will be sold ceased, after their reclassification to current assets, in the line of assets classified as held for sale, in compliance with what determines item 25 of CPC 31.

2.3 Equity in the Earnings of Subsidiaries

Equity in the earnings of subsidiaries reflects gains and losses from investments in Copel’s investees and jointly-controlled company, are presented in the table below.

2.4 EBITDA

In 2Q21, earnings before interest, taxes, depreciation and amortization (EBITDA) reached R$1,514.1 million, 12.1% down on the R$1,722.7 million recorded in 2Q20. This result is basically a reflection of the positive effect caused by non-recurring items in 2Q20, in particular, the court decision favorable to Copel Distribuição related to the right to exclude ICMS from the PIS and COFINS calculation basis, which was reflected in the registration of R$ 809.1 million in the “other operating income” line.

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Earnings Release 2Q21

Excluding non-recurring items, adjusted EBITDA was R$1,433.2 million in 2Q21, 47.1% higher than the R$974.4 million recorded in 2Q20. This growth is mainly due to (i) the sale of 507 GWh of electricity produced by TPP Araucária ("UEGA") in 2Q21, positively impacting revenue from "electricity sales to distributors", and in the same period of 2020, plant had not dispatched; and (ii) the 37.4% increase in revenue from " Use of the main distribution and transmission grid ", mainly due to the 12.2% growth in the Copel Distribuição's grid market, the increase in remuneration on transmission assets arising from the higher IPCA in 2Q21 (1.67% against -0.43% in 2Q20) and the periodic tariff review applied to transmission contracts; (iii) the 10.0% growth in “Electricity sales to final customers” revenue, mainly due to the higher volume of electricity sold to free consumers by Copel Mercado Livre. These events were partially offset by (i) the increase in the cost of "electricity purchased for resale" due to the lower GSF in June (0.70 compared to 0.77 in June 2020) and the higher average PLD in the quarter ( R$233.36/MWh against R$75.47/MWh in 2Q20); (ii) 126.2% growth in the “Charge of the main distribution and transmission grid” line; and (iii) recording of R$284.6 million in the “Materials and supplies for power electricity” line as a result of the increased purchase of natural gas for the UEGA operation.

Adjusted EBTIDA with non-recurring items are listed in the table below:

In the first half of 2021, adjusted EBITDA reached R$ 2,808.0 million, growth of 28.1% compared to the same period in 2020, which had the record of R$ 2,191.9 million, mainly justified (i ) the 52.9% increase in “Electricity sales to distributors”, due to the sale of 1,194 GWh of electricity produced by TPP Araucária (“UEGA”) and the higher volume of electricity sold in bilateral contracts by Copel Mercado Livre; (ii) the 21.9% growth in “Use of the main distribution and transmission grid”, due to the evolution of the Copel Distribuição's grid market and the increase in remuneration on transmission assets; (iii) the 4.4% increase in “Electricity sales to final customers”, explained, above all, by the higher sales of electricity to free consumers

14

Earnings Release 2Q21

by Copel Mercado Livre; and (iv) the higher “Result of sectorial financial assets and liabilities” in 1H21 compared to the same period of the previous year (increase of R$767.6 million), due to higher costs with electricity purchased for resale.

2.5 Financial Result

In 2Q21, the financial result was positive by R$9.4 million, against a positive R$905.8 million in 2Q20. Financial income totaled R$238.4 million in 2Q21 against R$1,103.9 recorded in the same period of the previous year. Noteworthy is the recognition of R$936.5 million in tax credits in 2Q20, arising from the exclusion of ICMS from the PIS and COFINS calculation basis.

Also highlighted are:

(i)	75.8% increase in the item “income and monetary variation on CRC transfer” reflecting the monetary variation of the IGP-DI applied to the balance of the pass-through CRC; and
(ii)	growth of 99.1% in Late fees on electricity bills, reflecting the higher balance of overdue accounts due to the economic crisis.

Financial expenses totaled R$229.0 million, a balance 15.6% higher than in 2Q20, mainly as a result of the monetary restatement by the IGPM on accounts payable linked to Elejor's concession, partially offset by the lower exchange rate variation on purchases of electricity from Itaipu.

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Earnings Release 2Q21

2.6 Consolidated Net Income

In 2Q21, Copel recorded net income of R$957.0 million, 39.2% lower than the R$1,573.1 million reported in the same period in 2020, mainly explained by the effects of the court decision that excluded ICMS from of PIS and COFINS calculation basis in 2Q20.

The amounts above do not consider the effects of the accounting reclassification referring to “discontinued operations” of Copel Telecom. Thus, including amounts from discontinued operations, Copel recorded net income of R$1,004.7 million in 2Q21, an amount 37.0% lower than the R$1,594.9 million reported in the same period in 2020. For more information, see Note 41 of the ITR.

In the first half of the year, net income considering the effects of discontinued operations was R$1,799.8 million, 14.5% lower than the R$2,105.8 million recorded in 1H20.

2.7 Consolidated Income Statement

R$'000

Income Statement	2Q21 (1)	1Q21 (2)	2Q20 (3)	Var.% (1/3)	1H21 (4)	1H20 (5)	Var.% (4/5)
OPERATING REVENUES	**5,427,019**	**4,985,793**	**4,581,572**	**18.5**	**10,412,812**	**8,648,260**	**20.4**
Electricity sales to final customers	1,702,022	1,750,716	1,547,548	10.0	3,452,738	3,306,208	4.4
Electricity sales to distributors	1,206,772	1,152,336	666,287	81.1	2,359,108	1,543,038	52.9
Use of the main distribution and transmission grid	1,303,301	1,124,922	948,839	37.4	2,428,223	1,991,621	21.9
Construction revenue	496,525	374,280	331,324	49.9	870,805	572,989	52.0
Fair value of assets from the indemnity for the concession	39,849	28,870	(4,839)	-	68,719	4,348	-
Distribution of piped gas	170,797	134,869	114,469	49.2	305,666	252,725	20.9
Result of Sectorial financial assets and liabilities	428,939	360,349	80,702	431.5	789,288	21,732	-
Other operating revenues	78,813	59,451	897,243	(91.2)	138,264	955,599	(85.5)
OPERATING COSTS AND EXPENSES	**(4,233,542)**	**(4,026,307)**	**(3,108,345)**	**36.2**	**(8,259,849)**	**(6,351,016)**	**30.1**
Electricity purchased for resale	(1,976,430)	(1,686,296)	(1,468,967)	34.5	(3,662,726)	(2,965,718)	23.5
Charge of the main distribution and transmission grid	(571,690)	(560,282)	(252,790)	126.2	(1,131,972)	(563,154)	101.0
Personnel and management	(319,526)	(309,250)	(333,981)	(4.3)	(628,776)	(613,118)	2.6
Pension and healthcare plans	(61,157)	(61,838)	(56,464)	8.3	(122,995)	(114,128)	7.8
Materials and supplies	(15,636)	(16,672)	(15,489)	0.9	(32,308)	(37,469)	(13.8)
Materials and supplies for power eletricity	(284,561)	(320,162)	8,339	-	(604,723)	(122,132)	-
Natural gas and supplies for the gas business	(123,356)	(95,008)	(79,221)	55.7	(218,364)	(181,049)	20.6
Third-party services	(155,318)	(167,081)	(133,595)	16.3	(322,399)	(269,712)	19.5
Depreciation and amortization	(254,515)	(256,976)	(245,004)	3.9	(511,491)	(494,914)	3.3
Provisions and reversals	82,069	(74,864)	(130,039)	-	7,205	(259,641)	-
Construction cost	(499,181)	(373,372)	(329,852)	51.3	(872,553)	(570,056)	53.1
Other cost and expenses	(54,241)	(104,506)	(71,282)	(23.9)	(158,747)	(159,925)	(0.7)
EQUITY IN EARNINGS OF SUBSIDIARIES	**66,071**	**86,734**	**4,505**	**-**	**152,805**	**27,377**	**458.2**
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	**1,259,548**	**1,046,220**	**1,477,732**	**(14.8)**	**2,305,768**	**2,324,621**	**(0.8)**
FINANCIAL RESULTS	**9,421**	**(19,132)**	**905,841**	(99.0)	**(9,711)**	**820,988**	-
Financial income	238,381	268,329	(1,103,948)	-	506,711	1,313,018	(61.4)
Financial expenses	(228,961)	(287,461)	(198,107)	15.6	(516,422)	(492,030)	5.0
OPERATIONAL EXPENSES/ INCOME	**1,268,969**	**1,027,088**	**2,383,573**	**(46.8)**	**2,296,057**	**3,145,609**	**(27.0)**
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	**(311,972)**	**(267,849)**	**(810,472)**	**(61.5)**	**(579,821)**	**(1,067,754)**	**(45.7)**
Income tax and social contribution on profit	(69,511)	(282,105)	(742,920)	(90.6)	(351,616)	(1,000,235)	(64.8)
Deferred income tax and social contribution on profit	(242,461)	14,256	(67,552)	258.9	(228,205)	(67,519)	238.0
NET PROFIT continued operations	956,997	759,239	1,573,101	**(39.2)**	**1,716,236**	2,077,855	(17.4)
NET PROFIT discontinued operations	47,661	35,935	21,839	**118.2**	**83,596**	28,002	198.5
NET PROFIT	1,004,658	795,174	1,594,940	**(37.0)**	**1,799,832**	2,105,857	(14.5)
Attributed to shareholders of the parent company - continuous operations	904,181	751,794	1,585,229	(43.0)	1,655,975	2,087,474	(20.7)
Attributed to the controlling company's shareholders - discontinued operations	45,807	34,051	22,861	100.4	79,858	32,886	142.8
Attributed to non-controlling shareholders	54,670	9,329	(13,150)	-	63,999	(14,504)	-
EBITDA	1,514,063	1,303,196	1,722,737	(12.1)	2,817,259	2,819,535	(0.1)

16

Earnings Release 2Q21

3. Main Accounts and Balance Sheet Changes

The main accounts and changes in the Balance Sheet in relation to December 2020 are described below. Additional information can be found in the Notes to our Quarterly Information.

3.1 Main Accounts

Cash, Cash Equivalents and Bonds and Securities

As of June 30, 2021, cash and cash equivalents of Copel's wholly-owned subsidiaries (cash, cash equivalents and bonds and securities) totaled R$ 1,726.5 million, 51% lower than the R$ 3,523.2 million registered in December, 2020. These funds were mainly invested in Bank Deposit Certificates (CDBs) and repo operations. These investments yield between 65.0% and 101.0% of the variation rate of the Interbank Deposit Certificate - CDI.

CRC Transferred to the State of Paraná

Through the fourth amendment to the CRC Account Agreement signed on January 21, 2005, the Company renegotiated the recoverable rate deficit account or CRC Account balance on December 31, 2004 with the State of Paraná at R$ 1,197.4 million, to be paid in 244 monthly installments recalculated by the “price” amortization system, adjusted for IGP-DI, plus interest at 6.65% per year. The first installment was due on January 30, 2005, with subsequent and consecutive due dates. The Company's management and the State of Paraná formalized the fifth amendment to the agreement on October 31, 2017. The State of Paraná has been strictly meeting the payments under contracted conditions, 46 monthly installments remaining. The outstanding balance of the CRC Account, as of June ,30, 2021, is R$ 1,429 million. According to Material Fact 12/21, the State of Paraná on 07/14/2021, through letter No. 443/2021 - GS / SEFA, expressed its intention to carry out the full discharge.

Sectorial Financial Assets and Liabilities

As of December 31, 2014, Copel Distribuição has recognized sectorial financial assets and/or liabilities in its financial statements as a result of an amendment to the concession agreement, that guarantees that the residual amounts of items of Portion A and other financial components not recovered or returned via tariffs will be included in, or discounted from, the calculation of the indemnification for non-amortized assets at the expiration of the concession. As of June 30, 2021, the Company had a net asset of R$ 36.3 million. More detail in our Quarterly Information (Note 9).

Accounts Receivable Related to the Concession

This line refers to accounts receivable related to the contracts for the concession of electric power generation, transmission and distribution, and distribution of natural gas activities. The amounts refer to (i)

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Earnings Release 2Q21

the concession fee paid as a result of the auction involving the Governador Parigot de Souza Power Plant – HPP GPS, won by Copel GeT on November 25, 2015 (R$ 695.4 million), (ii) its investments in infrastructure and financial remuneration that have not been or will not be recovered via tariffs until the expiration of the concession (R$ 1,048.1 million), (iii) the gas distribution concession agreement - Compagas (R$ 219.2 million) and (iv) to the electricity generation concession contract due to the expiration of the concessions of HPP GPS and HPP Mourão I (R$ 92.5 million). On June 30, 2021, the balance of the account totaled R$ 2,055.2 million. More details in our Quarterly Information (Note 10).

Contract Assets

CPC 47/IFRS 15 came into effect on January 1, 2018 and brought the concept of “contract assets” referring to the right to consideration conditioned to the compliance with obligations to operate and maintain infrastructure, rather than passage of time only (concept of “financial asset”). Consequently, the Company changed the classification of assets related to the concession of electric power distribution and transmission, and distribution of piped gas services into contract assets. The construction works for the distribution of electric power and piped gas are now classified as contract assets during the construction period (reclassification from ongoing intangible assets into contract assets). The Company also changed the classification to contract assets of RBSE assets ratified for consideration after the first Permitted Annual Revenue - APR cycle, which started in July 2017. On June 30, 2021, the account balance totaled R$ 6,216.1 million. More details in our Quarterly Information (Note 11).

Investments, Property, Plant and Equipment and Intangible Assets

The balance in the “investments” account grew 4.4% in 2Q21, mainly reflecting the equity in earnings recorded in the period. The “fixed assets” account decreased 0.9%, mainly due to the depreciation of the period. The “intangible” account grew by 1.1%.

Right-of-use assets

With the adoption of CPC 06 (R2) / IFRS 16, the company recognized the right-of-use asset. The pronouncement replaces CPC 06 (R1) / IAS 17 - Leases, as well as related interpretations (ICPC 03 / IFRIC 4, SIC 15 and SIC 27). The adoption of the new standard eliminates the accounting of operating lease for the lessee, presenting a single lease model consisting of initially recognizing all leases in assets and liabilities at present value and recognizing the depreciation of the right-of-use asset and the interest of the lease separately in the result. As of June 30, 2021, the balance of the account totaled R$ 206.3 million. More details in our Quarterly Information (Note 28).

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Earnings Release 2Q21

3.2 Balance Sheet – Assets

R$'000

Assets	Jun-21 (1)	Dec-20 (2)	Jun-20 (3)	Var.% (1/3)
CURRENT	**10,153,097**	**11,407,430**	**8,684,469**	**16.9**
Cash and cash equivalents	1,437,628	3,222,768	2,902,007	(50.5)
Bonds and securities	1,514	1,465	1,455	4.1
Collaterals and escrow accounts	211	197	154	37.0
Customers	3,657,324	3,768,242	2,877,803	27.1
Dividends receivable	80,666	67,066	58,439	38.0
CRC transferred to the State of Paraná	318,737	287,789	231,631	37.6
Sectorial financial assets	-	173,465	536,359	-
Account receivable related to concession	6,631	4,515	141,914	(95.3)
Contract Assets	125,462	285,682	106,830	17.4
Other current receivables	944,775	514,185	458,046	106.3
Inventories	187,604	162,791	150,869	24.3
Income tax and social contribution	193,471	86,410	269,017	(28.1)
Other current recoverable taxes	1,612,685	1,565,323	925,191	74.3
Prepaid expenses	35,270	36,987	24,754	42.5
Related parties	-	-	-	-
Assets classified as held for sale	1,551,119	1,230,546		
NON-CURRENT	**37,223,536**	**35,377,232**	**35,657,486**	**4.4**
Long Term Assets	**17,755,903**	**16,090,278**	**16,242,896**	**9.3**
Bonds and securities	287,347	299,065	287,659	(0.1)
Other temporary investments	19,387	22,385	24,746	(21.7)
Collaterals and escrow accounts	128,043	133,521	139,754	(8.4)
Customers	58,766	51,438	51,202	14.8
CRC transferred to the State of Paraná	1,110,714	1,104,835	1,067,624	4.0
Judicial deposits	537,341	486,746	506,796	6.0
Sectoral financial assets	385,385	173,465	222,530	73.2
Account receivable related to concession	2,048,545	1,897,825	2,489,994	(17.7)
Contract Assets	6,090,620	5,207,115	4,306,513	41.4
Other non-current receivables	1,313,374	845,460	810,979	61.9
Income tax and social contribution	49,085	137,778	139,380	(64.8)
Deferred income tax and social contribution	1,128,801	1,191,104	1,014,028	11.3
Other non-current recoverable taxes	4,596,851	4,539,498	5,181,559	(11.3)
Prepaid expenses	1,644	44	132	-
Investments	**2,848,708**	**2,729,517**	**2,583,362**	**10.3**
Property, plant and equipment, net	**9,407,486**	**9,495,460**	**10,272,120**	**(8.4)**
Intangible assets	**7,005,146**	**6,929,456**	**6,429,981**	**8.9**
Right to use an asset	**206,293**	**132,521**	**129,127**	**59.8**
TOTAL	**47,376,633**	**46,784,662**	**44,341,955**	**6.8**

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Earnings Release 2Q21

3.3 Debt

Gross Debt

Copel's consolidated debt totaled R$9,605.1 million on June 30, 2021, a decrease of 3.4% compared to the amount recorded on December 31, 2020, of R$9,946.0 million. Note that there was a reclassification to Liabilities associated with assets classified as held for sale (Note 41).

At the end of 2Q21, the Company's gross indebtedness represented 46.8% of consolidated shareholders' equity, of R$20,501.2 million, equivalent to R$7.49 per share (Equity Value per Share – VPA), and R$7 .37 per share considering the Shareholders' Equity attributed to the controlling shareholders. The breakdown of the balance of loans is shown in the table below:

Loans, financing and debentures maturities are presented below:

 Endorsements and Guarantees

Until June 30th, 2021, the Company had R$ 960.4 million in guarantees and endorsements, as shown below.

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Earnings Release 2Q21

Copel’s consolidated net debt (loans, financing and debentures less cash and cash equivalents) and the net debt/EBITDA ratio are shown in the following chart:

EBITDA 12 months. Does not consider discontinued operations. Excludes equity income. Current: Cash and cash equivalents, marketable securities, collaterals and escrow accounts. Non-current: Securities, other temporary investments, collaterals and escrow accounts. Debt: Loans, financing and debentures (current and non-current).

Net Debt by Subsidiary

The following table shows the gross debt and net debt of the subsidiaries:

Accounts Payable related to the Concession

Use of Public Property

21

Earnings Release 2Q21

It refers to the concession charges for the use of public property incurred since the execution of the project’s concession agreement until the end of the concession.

Provisions for Legal Claims

The Company is involved in a series of lawsuits in different courts and instances. Copel’s management, based on its legal advisors’ opinion, maintains a provision for legal claims for those cases assessed as probable losses. The balances of provisions for legal claims are as follows:

The lawsuits classified as possible losses (those that are not provisioned in the balance sheet), as estimated by the Company and its controlled companies at the end of June, 2021, totaled R$ 5,417.6 million, 0.4% higher than that registered in December, 2020 (R$ 5,210.2 million), distributed in lawsuits of the following natures: civil (R$ 3,222.8 million), regulatory (R$ 1,337.2 million), fiscal (R$ 506.8 million), labor (R$ 347.6 million) and employee benefits (R$ 3.3 million). (Note 30.2).

22

Earnings Release 2Q21

3.4 Balance Sheet – Liabilities

R$'000

Liabilities	Jun-21 (1)	Dec-20 (2)	Jun-20 (3)	Var.% (1/3)
CURRENT	**9,848,595**	**9,654,392**	**6,057,535**	**62.6**
Payroll, social charges and accruals	772,528	684,046	382,025	102.2
Suppliers	2,206,102	2,291,307	1,471,402	49.9
Income tax and social contribution payable	734,263	681,831	779,103	(5.8)
Other taxes due	435,297	490,608	572,434	(24.0)
Loans, financing and debentures	2,288,860	2,599,088	1,240,147	84.6
Minimum compulsory dividend payable	1,255,533	991,887	373,560	236.1
Post employment benefits	66,697	69,231	67,326	(0.9)
Customer charges due	102,451	33,712	12,670	708.6
Research and development and energy efficiency	360,125	380,186	358,021	0.6
Accounts Payable related to concession	102,416	88,951	76,265	34.3
Net sectorial financial liabilities	285,196	188,709	393,187	(27.5)
Lease liability	46,581	41,193	37,786	23.3
Other accounts payable	409,217	235,400	172,961	136.6
PIS and COFINS to be refunded to costumers	-	121,838	-	
Liabilities associated with assets classified as held for sale	783,329	756,405		
NON-CURRENT	**17,026,878**	**16,879,754**	**18,634,661**	**(8.6)**
Subsidiaries and Affiliates	-	-	-	-
Suppliers	129,256	145,145	191,215	(32.4)
Deferred income tax and social contribution	649,185	484,338	360,031	80.3
Other taxes due	604,595	622,483	650,987	(7.1)
Loans, financing and debentures	7,316,225	7,346,924	9,523,766	(23.2)
Post employment benefits	1,450,882	1,424,383	1,140,979	27.2
Research and development and energy efficiency	289,258	284,825	318,761	(9.3)
Accounts Payable related to concession	723,629	642,913	558,163	29.6
Net sectorial financial liabilities	63,868	-	-	-
Lease liability	166,697	97,168	96,349	73.0
Other accounts payable	881,653	469,886	421,738	109.1
PIS and COFINS to be refunded to costumers	3,257,386	3,805,985		
Tax, social security, labor and civil provisions	1,494,244	1,555,704	1,589,538	(6.0)
EQUITY	**20,501,160**	**20,250,518**	**19,649,759**	**4.3**
Attributed to controlling shareholders	20,171,674	19,959,111	19,372,774	4.1
Share capital	10,800,000	10,800,000	10,800,000	-
Equity valuation adjustments	313,292	353,349	561,102	(44.2)
Legal reserves	1,209,458	1,209,458	1,014,248	19.2
Retained earnings	6,088,855	6,088,855	4,846,239	25.6
Additional proposed dividends	-	1,507,449	-	-
Accrued earnings	1,760,069	-	2,151,185	(18.2)
Attributable to non-controlling interest	329,486	291,407	276,985	19.0
TOTAL	**47,376,633**	**46,784,665**	**44,341,955**	**6.8**

23

Earnings Release 2Q21

4. Performance of the Main Companies

4.1 Copel Geração e Transmissão (Consolidated Result)

Copel GeT presented EBITDA of R$1,0656 million in 2Q21, an increase of 77.7% in relation to the R$602.2 million in 2Q21. This result is mainly due to (i) the 100.1% increase in revenue from electricity sales to distributors (R$1,2 billion in 2Q21 compared to R$599.8 million in 2Q20), due to (a) the sale of 507 GWh of electricity produced by UEGA, which was dispatched in the second quarter of that year due to the worsening of hydrological conditions and the reduction of energy available in the system; and (b) the largest volume of electricity sold through bilateral contracts (3,035 GWh in 2Q21);(ii) reversal of impairment of UEGA due to the future prospect of dispatch of the plant (R$138.78 million); (iii) the 77.7% increase with the use of the main transmission grid (R$396.7 million in 2Q21 compared to R$223.3 million in 2Q20) due to (a) the increase in remuneration on transmission assets resulting from the higher IPCA in 2Q21 (1.67% against -0.43% in 2Q20); (b) periodic tariff review applied to transmission contracts; and (c) revenue from new transmission contracts, including Lot E. These results were partially offset by costs with (i) materials and supplies for power electricity, mainly due to the UEGA dispatch; and (ii) electricity purchased for resale (R$199.2 million in 2Q21 compared to R$22.7 million in 2Q20); due to the need to purchase energy in the short term (209 GWh in 2Q21), to fulfillment of sales contracts.

Manageable costs, excluding provisions and reversals, down by 1.4%, mainly due to the reduce in the item “other operating costs and expenses”, being partially offset by the increase in third-party services, basically due to the increase in expenses with maintenance of the electrical system due to the entry into operation of new assets.

Excluding the effects of profit-sharing program (“PLR”) and performance premium (“PPD”), the personal and management account increased by 1.7% in relation to the amounts recorded in 2Q20. We highlight the 3.89% salary adjustment applied in October 2020, according to a collective agreement.

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Earnings Release 2Q21

 Also noteworthy is the increase in the result of "equity in the period" (R$ 64.0 million in 2Q21 against R$ 2.0 million in 2Q20), justified by the higher monetary restatement on the assets of the transmission contract, conclusion of transmission works completion of works on the new Sinop branch of Matrinchã and Mata de Santa Genebra, as well as the reduction in provisions for litigation.

The following table shows the main indicators of Copel GeT:

Except for the extraordinary effects listed below, Copel GeT's adjusted EBITDA grew 63.8% compared to 2Q20.

In the first six months of 2021, Copel GeT recorded an operating revenue of R$ 3,275.4 million, an increase of 50.4% compared to the same period of the previous year, while operating costs and expenses increased by 38.7%, totaling R$1,253.9 million in the period. Net income reached R$1,165.9 million and EBITDA totaled R$1,960.6 million, an increase of 115.1% and 58.9%, respectively, compared to the first half of 2020. This positive result in 1H21 mainly reflects the increase in electricity supply revenue (72.5% increase compared to 1H20), 70.0% growth in the electricity grid availability line and the better equity income result (R$ 150 million in 1H21 against R$26.5 million in 1H20).

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Earnings Release 2Q21

4.2 Copel Distribuição

In 2Q21, Copel Distribuição recorded an EBITDA of R$377.2 million, a 65.3% reduction compared to the R$1,087.8 million recorded in 2Q20. This reduction is explained by the positive effect of R$809.2 million arising from the final and unappealable court decision that recognized Copel Distribuição's right to exclude from the PIS and COFINS calculation basis the full amount of ICMS in the second quarter of the previous year. Excluding this effect and its impact on profit sharing, adjusted EBITDA in 2Q20 is R$ 343.1 million, which results in an increase of 9.9% when comparing the periods, as follows:

This increase is mainly the result of the 25.6% growth in revenue from Use of the main distribution grid (TUSD), reflecting the 12.2% growth in Copel Distribuição's grid market; the levying, on June 24, 2020, of the tariff readjustment of Copel Distribuição and the effect of the reduction in the tax line due to the withdrawal of ICMS from the PIS/COFINS base.

Manageable costs, excluding provisions and reversals related to the aforementioned court decision, recorded in 2Q20 as a cost reversal, in the amount of R$809.2 million, under Other operating costs and expenses, decreased by 2.9% compared to 2Q20 , mainly due to the 7.1% reduction in personnel and management expenses, reflecting the reduction of 341 employees in the period, partially offset by the 11.3% increase in expenses with third-party services, due to the increase in expenses with maintenance of the electrical system.

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Earnings Release 2Q21

Excluding the effects of provisions for Performance Incentive Program – “PPD”, Profit Sharing Program – “PLR”, and Indemnification for voluntary dismissal – “PDI”, the personal and management account decreased by 2.1% compared to the amounts recorded in 2Q20.

Also highlighted are:

(i)	the recording of R$ 428.9 million in the result of sectorial assets and liabilities result, against R$80.7 million in the previous period, due to the significant increases in the CVA components related to the Purchase of Eletricity from Itaipu, to System Services Charges (ESS) and the transport of energy through the basic network;
(ii)	the 163.6% increase in Charges of main transmission grid, due to the increase in expenses with the use of the transmission system, given the increase in TUST, and with System Services Charges - ESS, given the dispatch of thermal plants outside the order of merit;
(iii)	the 22.4% increase in the costs of electricity purchased for resale, due to the increase in energy acquisition costs in the spot market at CCEE and the increase in the costs of electricity contracted in the regulated market, due to CCEARs from new plants, whose costs are higher, and
(iv)	Estimated Losses for Doubtful Accounts – PECLD, with a decrease of R$ 9.1 million, or a reduction of 10.0% compared to 2020, due to the intensification of collection actions carried out by the Company.

The table below shows Copel Distribuição's main indicators:

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Earnings Release 2Q21

Excluding the aforementioned non-recurring effects from Copel Distribuição's net income in 2Q20, we have an adjusted net income of R$205.9 million. Net income in 2Q21 was R$231.8 million, an increase of 12.5%.

In the first half of 2021, Copel Distribuição accumulates an EBITDA of R$719.0 million and a net income of R$405.1 million, which, compared to adjusted values for 2020, corresponds to a reduction of 6.1% and 7.5%, respectively.

4.3 Copel Telecomunicações

Copel Telecom recorded an EBITDA of R$59.3 million, an increase of 12.6% compared to an EBITDA of R$52.6 million recorded in 2Q20. This result reflects (i) the registration of R$ 18.2 million in Other operating income, resulting from an injunction that suspended the inclusion of ICMS in the Pis and Cofins calculation basis and, therefore, the Company has been suspending payment of this complementary amount and provisioning the amounts until the final decision on the merits of the action, and (ii) the 4.0% growth in telecommunications revenue, due to the expansion of the customer base (4.5% higher in relation to the same period of the previous year); partially offset by the lower reversal in the “provisions and reversals” line (R$2.9 million in 2Q21 against 18.3 million in 2Q20).

Excluding the effects of provisions for Performance Incentive Program – “PPD”, Profit Sharing Program – “PLR”, and Indemnification for voluntary dismissal – “PDI”, the personal and management account decreased by 6.5% compared to the amounts recorded in 2Q20.

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Earnings Release 2Q21

Excluding the extraordinary effects listed below, adjusted EBITDA in 2Q21 was R$40.5 million, 2.1% higher than in 2Q20.

In the first six months of 2021, EBITDA totaled R$ 105.4 million and net income reached R$ 10.5 million, an increase of 11.4% and 76.1%, respectively, compared to the first half of 2020.

As a result of the progress of the Copel Telecomunicações’ divestment process, Copel's Management concluded that, on September 30, 2020, the requirements of CPC 31 were met in order to classify the assets and liabilities of the telecommunications segment as held for sale and, still, for the disclosure of this segment as a discontinued operation. As a result, Copel Telecomunicações' revenues, costs and expenses are presented in a single line of Copel's consolidated income statement as of September 30, 2020 (except for depreciation / amortization of part of the assets that will be held at Copel after the sale and the items of "Personnel and management " and " Private pension and healthcare plans "). More information in note 41 of the ITR.

4.4 Copel Comercialização (Copel Mercado Livre)

In 2Q21, Copel Mercado Livre recorded an EBITDA of R$37.3 million, 29.2% higher than the R$28.9 million in 2Q20, mainly reflecting the higher volume of energy sold to free consumers and bilateral contracts.

In the first half, EBITDA grew 48.6% compared to the same period in 2020.

The main indicators of Copel Mercado Livre are as follows:

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Earnings Release 2Q21

Excluding the extraordinary effects, adjusted EBITDA in 2Q21 was R$19 million, against a negative R$2.3 million in 2Q20.

In the first six months of 2021, Copel Mercado Livre recorded an operating revenue of R$ 1,882 million, an increase of 78.8% compared to the same period of the previous year, while operating costs and expenses increased by 80.1%, totaling R$1,821 million in the period. Net income reached BRL 44.9 million and EBITDA totaled BRL 60.6 million, an increase of 51.1% and 48.6%, respectively, compared to the first half of 2020

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Earnings Release 2Q21

4.5 Accounting Information

Accounting information concerning Copel’s interests in other companies on June 30, 2021, is shown in the following table:

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Earnings Release 2Q21

5. Investment Program

The following chart shows the investment program carried out in 2Q21 and scheduled for 2021:

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Earnings Release 2Q21

6. Power Market and Tariffs

6.1 Captive Market – Copel Distribuição

Copel Distribuição’s captive market energy sales totaled 4,773 GWh in 2Q21, an increase of 4.8% compared to 2Q20. The table below shows the behavior of the captive market by consumer class:

The residential class grew 4.3%, reflecting the 3.3% increase in the number of consumers and the increase in the average monthly consumption to 165 kWh/month, a growth of 1.0% compared to 2Q20.

The industrial class recorded growth of 6.4%, mainly due to the gradual resumption of economic activities, with emphasis on the class of manufacturing metal products (except machinery and equipment) and manufacturing of rubber and plastic products, which increased by 31.2% and 11.0% respectively. This result was partially offset by the migration of customers to the free market, which would represent an average consumption of approximately 87 GWh in the quarter.

The commercial class grew 7.8%, reflecting the gradual recovery in the level of economic activity, especially in retail trade (+6.6%) and foodstuffs (11.3%).

The rural class, despite the 0.9% reduction in the number of customers, registered a 5.3% increase in energy consumption, due to the 6.2% increase in average consumption (kWh/month).

The other classes (public authorities, public lighting, public services and own consumption) registered a drop of 0.4%, mainly due to the reduction of 3.1% in the “public lighting” class.

For more details, access the Notice to the Market – RI 27/21 (link).

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Earnings Release 2Q21

6.2 Grid Market (TUSD)

Copel Distribuição’s grid market, comprising the captive market, concessionaires and licensees in the state of Paraná, and all free consumers in the Company’s concession area, adjusted by removing consumers connected at 230 kV from the basis of comparison1, increased 12.2% in 2Q21, as shown in the table below, mainly due to the resumption of the good performance of industrial production in Paraná, which increased 54.1% in April and 23.7% in May, those for the manufacture of food products and the manufacture of wood products.

6.3 Electricity Sales

Copel’s energy supply —the volume of energy sold to final customers, which comprises sales in Copel Distribuição’s captive market and free market sales by Copel Geração e Transmissão and Copel Comercialização — increased 11.1% between April and June 2021.

The breakdown of energy sales by segment is illustrated below:

1 According to Aneel’s Normative Resolution no. 722/2016, consumers connected at 230kV voltage level must be part of the Basic Grid. The migration of these customers does not imply a reduction in revenue for the remuneration of the Distributor.

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Earnings Release 2Q21

6.4 Total Energy Sold

Total energy sold by Copel in all markets, comprising sales by Copel Distribuição, Copel Geração e Transmissão, Wind Farms and Copel Comercialização totaled 15,917 GWh in the second quarter of 2021, an increase of 25,3% compared with the same period last year.

The following table illustrates the total energy sales by Copel, distributed among Copel Distribuição, Copel Geração e Transmissão, Wind Farms and Copel Comercialização:

TPP Araucária

Additionally, TPP Araucária has had a relevant dispatch in 2021, as a result of the hydrological conditions in the South region and the reduction of energy available in the system. The comparison with the amount of energy produced by the thermoelectric plant in the same period in 2020 is shown in the table below:

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Earnings Release 2Q21

6.5 Energy Flow

Energy Flow – Copel Dis

GWh

Energy Flow - Copel Dis	2Q21	2Q20	Var. %	1H21	1H20	Var. %
Itaipu	1,355	1,367	(0.9)	2,695	2,734	(1.4)
CCEAR – Group Companies	38	36	5.6	76	75	1.3
CCEAR – Other	2,976	2,837	4.9	5,959	5,741	3.8
Assigments - Mechanism for Compensation of Surpluses and Deficits (MCSD) EN[3]	30	196	(84.7)	118	391	(69.8)
CCEE (MCP)	-	-	-	-	12	-
Angra	243	240	1.3	484	481	0.6
CCGF	1,444	1,494	(3.3)	2,937	3,039	(3.4)
Proinfa	114	111	2.7	213	218	(2.3)
Elejor S.A	-	-	-	-	-	-
Available Power	**6,200**	**6,281**	**(1.3)**	**12,482**	**12,691**	**(1.6)**
Captive market	4,773	4,554	4.8	9,824	9,734	0.9
Concessionaries[1]	23	20	15.0	43	39	10.3
Electricity sales to distributor CCEE[2]	-	-	-	-	-	-
Assigments - Mechanism for Compensation of Surpluses and Deficits (MCSD) EN[3]	175	172	1.7	349	344	1.5
CCEE (MVE)[4]	104	109	(5)	206	218	(6)
CCEE (MCP)	602	888	(32.2)	728	970	(24.9)
Losses and differences	523	538	(2.8)	1,333	1,386	(3.8)
Basic network losses	149	138	8.0	290	313	(7.3)
Distribution losses	295	316	(6.6)	887	904	(1.9)
CG contract allocation	79	84	(6.0)	156	169	(7.7)

[1] Eletricity sales to concessionaries with own market of less than 500GWh / year

[2] Eletricity sales to the agent distributor of CCEE through a Regulated Bilateral Contract - CBR

[3] Assignments MCSD EN - Contractual assignments to other distributors through the Mechanism for Compensation of Surpluses and Deficits (MCSD)

[4] CCEE (MVE) - Financial settlemen of energy to the free market through the Surplus Selling Mechanism.

The energy flow presents the purchase and sale of eletricity and try to reflect the level of contracting of the Disco, as determined by CCEE; The Losses and Differences line serves to adjust the account between the total consumption calculated at CCEE and the captive energy market.

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Earnings Release 2Q21

Energy Flow – Copel GeT

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Earnings Release 2Q21

Energy Flow – Wind Farms

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Earnings Release 2Q21

Energy Flow – Copel Mercado Livre

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Earnings Release 2Q21

Consolidated Energy Flow (April to June 2021)

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Earnings Release 2Q21

6.6 Tariffs

Sales to Distributors Average Tariff (CCEARs) – Copel Geração e Transmissão

Power Purchase Average Tariff – Copel Distribuição

R$ / MWh

Tariff*	Amount Average MW	Jun-21 (1)	Mar-21 (2)	Jun-20 (3)	Var. % (1/3)
Itaipu [1]	586.4	337.0	329.9	375.56	-8.00
Auction – CCEAR 2010 – H30	67.9	244.7	240.2	236.72	1.89
Auction – CCEAR 2010 – T15 [2]	60.1	310.9	109.0	156.00	-29.09
Auction – CCEAR 2011 – H30	56.0	252.3	247.6	244.17	1.96
Auction – CCEAR 2011 – T15 [2]	54.2	503.4	435.2	200.50	126.12
Auction – CCEAR 2012 – T15 [2]	107.5	467.7	160.2	165.67	-1.85
Auction 2016 - T20[2]	26.6	186.8	187.5	169.32	10.53
Angra	111.4	233.4	225.8	282.36	-17.35
CCGF [5]	656.0	115.8	105.6	109.46	5.76
Santo Antônio	133.8	156.6	153.7	151.50	1.88
Jirau	222.6	137.7	135.2	133.30	1.88
Others Auctions [6]	532.3	280.5	228.1	188.73	29.20
Total / Tariff Average Supply	**2,615**	**241.9**	**205.43**	**208.1**	**4.9**

[1] Furnas transport charge not included.

[2] Average auction price restated according as bilateral payment to vendors. It does not include hiring effects recorded by the CCEE.

[3] Energy Agreements.

[4] Capacity Agreements.

[5] Contract of quotas of assured power of those HPPs which concessions were extended pursuant the new rules of Law 12783/13.

[6] Products average price, without PROINFA.

With PIS/COFINS.

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Earnings Release 2Q21

Sales to Final Customers Average Tariff Copel Distribuição

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Earnings Release 2Q21

7. Capital Market

7.1 Capital Stock

COPEL's share capital is R$ 10,800 million, comprising shares with no par value. In June 2021, the Company's capital is represented as follows:

Thousand shares

Shareholders	Common	%	Preferred "A"	%	Preferred "B"	%	TOTAL	%	UNIT	%
State of Paraná	**734,316**	**69.7**	-	-	**115,970**	**0.1**	**850,286**	**31.1**	**28,992**	**11.3**
BNDESPAR	**131,162**	**12.4**	-	-	**524,646**	**0.3**	**655,808**	**24.0**	**131,162**	**50.9**
Eletrobras	**15,308**	**1.5**	-	-	-	-	**15,308**	**0.6**	-	-
Free Floating	**169,983**	**16.1**	**629**	**20.1**	**1,038,219**	**0.6**	**1,208,831**	**44.2**	**97,350**	**37.8**
B3	115,763	**11.0**	629	**20.1**	820,617	**0.5**	**937,009**	**34.2**	**43,130**	**16.7**
NYSE	53,991	**5.1**	-	-	215,966	**0.1**	**269,957**	**9.9**	**53,991**	**21.0**
LATIBEX	229	**0.0**	-	-	1,636	**0.0**	**1,865**	**0.1**	**229**	**0.1**
Other	**3,321**	**0.3**	**2,499**	**79.9**	**500**	**0.0**	**6,319**	**0.2**	-	-
TOTAL	1,054,089	100.0	3,128	100.0	1,679,335	1.0	2,736,552	100.0	257,504	100.0

Common
58.6%
0.2%
13.7%
1.1%
26.4%
State of Paraná
BNDESPAR
Eletrobras
Free Floating
Other

Preferred
21.2%
0.20%
78.6%
BNDESPAR
Free Floating
Other

Total
.240%
31.0%
44.170%
.560%
23.960%
State of Paraná
BNDESPAR
Eletrobras
Free Floating
Other

7.2 Stock Performance

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Earnings Release 2Q21

Outstanding shares totaled 68.93% of the Company's capital. At the end of June 2021, COPEL's market value was R$15,956 million, according to the website economatica.com.

On [B]3, common registered common shares ON (CPLE3) were present in 100% of the trading sessions, closing the period quoted at R$ 5.55 with a negative variation of 20.71%; Class B PNB registered preferred shares (CPLE6) were present in 100% of the trading sessions, closing the period quoted at R$5.93 with a negative variation of 20.87%. In the same period, the IBOVESPA had a positive variation of 6.54%. The UNITs (CPLE11) began trading on April 26, 2021 and, since then, they have been present in 100% of the trading sessions, closing the period quoted at R$29.15 with a negative variation of 8.01%.

In the IEE (Electric Energy Sector Index) portfolio, Copel has a 5.56% share. In the B3 Corporate Sustainability Index (ISE), Copel has a 0.63% share.

On the New York Stock Exchange (NYSE), until 04/27/2021, ON shares were traded at "Level 1" in the form of ADR's, under the code ELPVY, were present in 41% of the trading sessions, closing that period quoted. at US$ 1.30 with a negative variation of 6.47%; PNB shares were traded at “Level 3” in the form of ADS's, under the ticker ELP, and were present in 100% of the trading sessions, closing that period quoted at US$ 1.13 with a negative variation of 20.98%. The UNITs (ELP) began trading on April 28, 2021 and, since then, they have been present in 100% of the sessions, closing the period quoted at US$ 5.77 with a positive variation of 1.14%. The DOW JONES index had a positive variation of 12.73% in the period.

On the LATIBEX (Latin American Stock Market in Euros), linked to the Madrid Stock Exchange, PNB shares are traded under the code XCOP, they were present in 35% of the trading sessions, closing the period quoted at €1.02, with positive variation of 7.37%. In the same period, the LATIBEX index had a positive variation of 21.47%. As of April 26, 2021, ON shares were launched in that market, under the code XCOPO, however without trading. On the same date, UNITs were launched, under the code XCOPU, which since then have been present in 4% of trading sessions, closing the period quoted at €4.46, with a negative variation of 2.19%.

The table below summarizes the behavior of Copel's shares in the period.

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Earnings Release 2Q21

The new Company Bylaws, approved by the Extraordinary General Meeting held on March 11, 2021, establishes the split of shares in the ratio of 1 to 10, with the shares being traded ex-split as of March 12 2021.

On March 17, 2021, the Company disclosed to the market the rules and conditions of its UNITs Program, which consist of the formation of Share Deposit Certificates, or UNITS, composed of one common ON share (CPLE3) and four preferred shares class “ B ”(CPLE6). At the end of the request period, on April 20, 2021, the non-controlling shareholders requested (i) the conversion of 362,580,947 common shares into class “B” preferred shares, the conversion of 139,520 class “A” preferred shares into shares class “B” preferred shares, the total conversion of 82,330,391 class “B” preferred shares into common shares; and (ii) the formation of 248,134,108 UNITs (CPLE11).

Successful, the UNITs Program was approved by Copel's Board of Directors on April 23, 2021.

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Earnings Release 2Q21

7.3 Dividends and Interest on Own Capital

The table below presents the payments of dividends and interest on own capital as of 2011:

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Earnings Release 2Q21

8. Operating Performance

8.1 Power Generation

Assets in Operation

Below is the main information about Copel GeT’s power generating facilities and the power output in 2021:

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Earnings Release 2Q21

On March 24, 2017 Copel GeT filed a notice of intention with Aneel to extend the concession agreement of the TPP Figueira, noting, however, that it will only sign the necessary agreements and/or amendments after learning and accepting the terms and the rules that will govern to the extension of the grant. Regarding the concession of UTE Figueira, which expired in March 2019, the Company is awaiting the conclusion of the process, which is pending at Aneel, for the conclusion of any Addendum. The plant is in the process of modernization and will have as direct benefits the improvement in energy efficiency and the reduction of pollutant emissions in the atmosphere, compared to the old plant.

SHP Bela Vista

Copel put into commercial operation the first energy generating unit of the Small Hydroelectric Plant (SHP) Bela Vista. Built in record time and delivered two years ahead of schedule, the plant is installed on the Chopim River, between the municipalities of Verê and São João, in southwestern Paraná. The investment in Copel's newest hydroelectric plant was R$ 224 million and the energy generated can supply 100,000 people.

Bela Vista will have the capacity to produce 29.81 megawatts (MW), with 29,322 MW in three generating units in the main powerhouse and 0.488 MW in the unit installed in the complementary powerhouse, built next to the dam, which will generate energy using the flow minimum amount of water that cannot be dammed and must flow permanently in the section below the dam, maintaining the river's adequate environmental condition.

With an estimated investment of R$ 224 million, the project, which has 29.81 MW of installed capacity and physical guarantee of 18.4 MW average, is being built on the Chopim River, in the municipalities of São João and Verê, located in the southwest of the state of Paraná. Participation in the A-6 auction held in August 2018 sold 14.7 average MW in regulated contracts at the original price of R$195.70/MWh. The energy sales contract starts supplying on January 1, 2024, with a 30-year term and annual readjustment by the IPCA.

Started in August 2019, the works will be completed by the end of the third quarter of 2021, about two and a half years before the start of the deadline for delivery of the contracted supply, thus allowing all the energy produced by SHP Bela Vista until December 2023, is marketed in the Free Contracting Environment - ACL. The anticipation of completion of this project reflects the commitment assumed by management to the continuous improvement of the Copel group's efficiency and the sustainable growth of its businesses.

Wind Farms

Copel has 24 wind farms in operation divided into the São Bento Energia, Copel Brisa Potiguar and Cutia Wind Complexes. In 2021, these wind farms generated 1,081.6 GWh of energy, as follows:

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Earnings Release 2Q21

In addition, Copel GeT operates one plant under the quota system, as shown below:

Interest in Generation Projects

Copel holds interests in seven power generation projects at the operational stage, with a total installed capacity of 884.8MW, out of which 604.9MW refer to Copel´s stake, as shown below:

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Earnings Release 2Q21

Interest in Wind Farms

Copel has 49% interest in the Voltalia São Miguel do Gostoso I Participações S.A. wind complex, in the State of Rio Grande do Norte. The energy output of the enterprise was sold in the Fourth Reserve Energy Auction under twenty-year contracts, with supply beginning in July, 2015, according to the table below.

Under Construction

Jandaíra Wind Farm Complex

On October 18, 2019, Copel GeT in consortium with the subsidiary Cutia Empreendimentos Eólicas, participated in the A-6 new power generation auction and sold 14.4 average MW of the Jandaíra wind farm complex, approximately 30% of the Assured Power, as follows:

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Earnings Release 2Q21

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Earnings Release 2Q21

8.2 Transmission

Assets in Operation

The chart below shows the transmission concession agreements and the design of the substations clusters and the transmission lines in operation:

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Earnings Release 2Q21

8.3 Distribution

Concession agreement

In December 2015, the Company signed the fifth amendment to the Public Electricity Distribution Concession Agreement No. 46/1999 of Copel Distribuição S.A., extending the concession term to July 7, 2045. The concession agreement imposes economic and financial efficiency and quality requirements. Failure to comply with the requirements for two consecutive years or any of the limits at the end of the first five years will result in the termination of the concession. From the sixth year following the execution of the agreement, any breach of quality criteria for three consecutive years or economic and financial management criteria for two consecutive years will result in forfeiture proceedings. The following chart shows the goals set for Copel Distribuição in the first 5 years following the renewal of the concession agreement:

Operating Data

In the distribution business, Copel serves almost 4.9 million energy customers in 1,113 locations, belonging to 394 municipalities in State of Paraná and one in the State of Santa Catarina. Copel Distribuição operates and maintains the installations at13.8 kV, 34.5 kV, 69 kV and 138 kV voltage levels.

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Earnings Release 2Q21

Compact Distribution Lines

Copel Distribuição has continued to implement compact distribution lines in urban areas with a high concentration of trees in the vicinity of the distribution grids. This technology avoids the cutting down or trimming of trees and improves the quality of power supply by reducing the number of outages. At the end of June 2021, the extension of installed compact networks was 15,399 km, compared to 12,332 km in June 2020, an increase of 3,067 km, or 24.9% in twelve months.

Secondary Isolated Lines

Copel Distribuição has also invested in low-voltage (127/220V) secondary isolated lines, which offer substantial advantages over regular overhead lines, including: improvement in DEC and FEC distribution performance indicators, defense against illegal connections, improved environmental conditions, reduced areas subject to tree trimming, improved safety, reduced voltage drops throughout the grid, and increased transformer useful life, due to the reduction of short-circuits, among other advantages. At the end of June 2021, the extension of the installed isolated secondary distribution networks was 20,348 km, compared to 19,599 km in June 2020, an increase of 749 km, or 3.8% in twelve months.

Quality of Supply

The two main indicators of power supply quality are DEC (outage duration) and FEC (outage frequency). The trends for these indicators, as well as for total time service, are shown below:

Losses

With the losses below the percentage limits established by ANEEL, there was no disallowance regarding the values of losses contained in the CVA.

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Earnings Release 2Q21

With losses below the percentage limits established by aneel, there was no disallowance of the loss values contained in the CVA.

Paraná Trifásico and Smart Grid

The Paraná Trifásico Program has reinforced rural networks in all regions of the State to reduce disconnections and ensure support to the growth of agribusiness. On June 30, 140,000 rural customers along 4,537 km of network were already benefitted. By the end of the year, the program is expected to reach 6,000 km of network with an investment of R$449.84 million. The project aims to renew depreciated assets in rural areas, improve quality due to the interconnections and cable standards used, reduce operation and maintenance costs, and renovate the rural sector.

Smart Grid is another project in progress that aims to improve the energy distribution sector. Its main benefits are promptness to provide services and suspend supply, reduction of operating costs, integration with smart cities, and improvement in information by enabling network sensing. By the end of June, 8,000 smart meters were installed; by the end of the year, 150,000 smart meters are expected to be installed.

Paraná Trifásico and Smart Grid are part of Copel Distribuição’s Transformation Project, with expected investments of around R$2.9 billion until 2025, which should be part of the Remuneration Base, and include the construction of approximately 25,000 km new networks, 15,000 new automated points, and the implementation of the smart network technology in the Paraná State.

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Earnings Release 2Q21

8.4 Telecommunications

Copel Telecomunicações has an optical backbone/backhaul made up of a high capacity intermunicipal transmission network and the access network. The access network can be multi-point (GPON) or point-to-point (conventional), thus connecting customers to Copel Telecom’s data transmission network and providing the contracted services, totaling 1,122,432 homes passed.

By the end of June 2021, the provider had accumulated 178,706 end customers with a backbone/backhaul cable network of 36,961,000 km, carrying data at ultra speed and managing an optical ring that serves the 399 municipalities of Paraná with a portfolio of products of data transport and datacenter.

On March 31, 2021, the carrier had 178,189 end customers with a 36,834km backbone / backhaul cable network, carrying data with ultra-speed and managing an optical ring that serves the 399 municipalities of the state of Paraná, with a portfolio of data, voice and datacenter products.

Copel Telecomunicações Fiber Optic Network

Map of the State of Paraná

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Earnings Release 2Q21

8.5 Equity Interests

Other Sectors

Copel holds interests in companies in the gas, telecommunications, and service sectors, as shown below:

8.6 New Projects

Project Portfolio

Copel holds interests in different power generation projects. When these projects go into commercial operation, they will add 263.8MW of installed capacity to the Company's portfolio (in proportional to the Company’s stake in the enterprises).

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Earnings Release 2Q21

Projects under Acquisition

On May 17, 2021, Copel signed a contract with the Voltália group for the acquisition of 100% of the Vilas Wind Farm, a project located in Serra do Mel - RN, with 186.7 MW of installed capacity, capacity factor of 56 .9% and certified energy (P50) of 106.3 average MW.

Part of the project's energy was sold in the Regulated Market (ACR), with supply beginning in 2023 and 2024 and with a 20-year term, as follows:

In the Free Market (ACL), by 2030, around 51% of the certified energy (P50) is already sold, with around 13% of the energy available for new contracts remaining.

This acquisition is part of the Company's strategy of sustainable growth in renewable energy, expands the diversification of the generation matrix and is fully compliant with the recent Investment Policy, recently approved. The total value of the transaction (Enterprise Value) is R$1,059 million, and the project has long-term financing (maturity up to 2040) contracted with Banco do Nordeste (BNB). The closing of the transaction will take place on November 30, 2021, after compliance with precedent conditions.

With the acquisition, the Company's installed wind generation capacity will increased 29%, with the same operational management structure, thus allowing for operational synergy with other group companies in the state, which share the same structure.

Interest in Feasibility Study

Copel, in partnership with other companies, is also developing studies in the lower reaches of the Chopim river that may enable other hydroelectric projects. As for wind power generation, there are studies for the feasibility of new wind farms in the State of Rio Grande do Norte, where Copel already has wind assets. The short-term objective is to register such projects with the Energy Research Company - EPE to enable participation in the upcoming auctions to be organized by the Federal Government. Until the effective energy commercialization of the projects, their technical characteristics may be adjusted, since Copel's

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Earnings Release 2Q21

engineering team is conducting optimization studies, in order to make the projects more competitive., since Copel's engineering is conducting optimization studies, in order to make the projects more competitive.

Hydroelectric Potential Surveyed Along the Piquiri River

The feasibility studies for the four hydroelectric power plants making up the hydroelectric potential of the Piquiri River, in Paraná, were submitted by Copel GeT and accepted by Aneel in 2012. The projects are in the process of environmental licensing with the Environmental Institute of Paraná. The following table features these plants, which have a joint installed capacity of 459.3 MW:

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Earnings Release 2Q21

9. Other Information

9.1 Human Resources

Copel’s workforce closed 1Q21 at 6,593 employees distributed. The table below shows employee number trends in the Company and its subsidiaries in the last years:

Compagas, Elejor and UEG Araucária, companies in which Copel holds a majority interest, had 140, 7 and 15 employees, respectively.

At the end of June 2021, Copel Distribuição had 4,889,893 customers, representing a consumer-to-employee ratio of 1,066.

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Earnings Release 2Q21

9.2 Main Operational Indicators

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Earnings Release 2Q21

9.3 Conference Call 2Q21 Results

Information about 2Q21 Results Conference Call:

>	Thursday, August 12, 2021, at 1 p.m. ET
>	Telephone: (+1 646) 843-6054
>	Code: Copel

A live webcast of the conference call will be available at: ir.Copel.com

Please connect 15 minutes before the call.

Investor Relations – Copel

ri@Copel.com

Telephone: (+ 55 41) 3331-4011

The information contained in this press release may contain forward-looking statements that reflect management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of relevant operating and financial strategies, the investment program, factors or trends affecting the Company’s financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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Earnings Release 2Q21

Exhibit I – Consolidated Cash Flow Statement

R$'000

Consolidated Cash Flow	1H21	1H20
CASH FLOWS FROM OPERATIONAL ACTIVITIES		
	-	-
Net income from continuing operations	1,728,755	2,099,693
Net income (loss) from discontinued operations	83,596	6,163
Net income	**1,812,351**	**2,105,856**
	-	-
Adjustments to reconcile net income for the period with cash	**1,931,829**	**2,127,954**
Unrealized monetary and EXCHANGE variation and debt charges - net	91,916	282,438
Interest - bonus from the grant of concession agreements under the quota system	(60,148)	(33,555)
Remuneration of transmission concession contracts	(538,061)	(291,548)
Recovery of PIS / Pasep and Cofins on ICMS	28,545	(1,838,853)
Income tax and social contribution	339,097	1,000,236
Deferred income tax and social contribution	228,203	67,518
Equity in earnings of investees	(152,808)	(27,377)
Appropriation of acturial calculation of post-employment benefits	58,254	47,174
Appropriation of pension and healthcare contributions	58,159	59,850
Creation for research and development and energy efficiency programs	83,364	65,666
Recognition of fair value of assets related to concession compensation	(68,719)	(4,348)
Sectorial financial assets and liabilities result	(456,738)	(24,061)
Depreciation and amortization	512,157	494,915
Net operating estimated losses, provisions and reversals	(7,204)	259,610
Realization of added value in business combinations	(361)	(180)
Fair value in energy purchase and sale operations	(19,413)	(34,734)
Derivatives fair value	7,411	(21,066)
Loss on disposal of accounts receivable related to concession	91	51
Loss on disposal of contract assets	1,984	2,231
Loss on disposal of property, plant and equipment	1,394	3,681
Loss on disposal of intangible assets	12,414	14,406
Result of write-offs of use rights of assets and liabilities of leases - net	(59)	44
Decrease (increase) in assets	**71,147**	**630,461**
Increase (decrease) in liabilities	**(506,668)**	**(383,144)**
CASH GENERATED FROM OPERATING ACTIVITIES	**1,496,308**	**2,375,271**
Income tax and social contribution paid	(299,185)	(281,194)
Loans and financing - interest due and paid	(85,457)	(96,677)
Debentures - interest due and paid	(121,880)	(234,060)
Charges for lease liabilities paid	(2,666)	(4,074)
NET CASH GENERATED BY OPERATING ACTIVITIES FROM CONTINUING OPERATIONS	**987,120**	**1,759,266**
NET CASH (USED) GENERATED BY OPERATING ACTIVITIES FROM DISCONTINUED OPERATIONS	**20,768**	**84,167**
NET CASH GENERATED FROM OPERATING ACTIVITIES	**1,007,888**	**1,843,433**
CASH FLOWS FROM INVESTMENT ACTIVITIES		
Financial investments	20,131	(45,373)
Loans and financing granted to related parties	-	-
Receipt of loans and financing granted to related parties	-	-
Additions to contract assets	(701,521)	(473,534)
Additions in investments	(100)	(52,710)
Capital reduction of investees	-	228
Additions to property, plant and equipment	(64,576)	(137,221)
Additions to intangible assets	(3,635)	(4,011)
NET CASH GENERATED (USED) BY INVESTMENT ACTIVITIES FROM CONTINUING OPERATIONS	**(749,701)**	**(712,621)**
NET CASH USED BY INVESTMENT ACTIVITIES FROM DISCONTINUED OPERATIONS	**(47,338)**	**(39,114)**
NET CASH GENERATED (USED) FROM INVESTING ACTIVITIES	**(797,039)**	**(751,735)**
CASH FLOWS FROM FINANCING ACTIVITIES	-	-
Payments of principal - loans and financing	(101,964)	(144,528)
Payments of principal - debentures	(335,877)	(668,096)
Amortization of principal of lease liabilities	(24,942)	(16,914)
Dividends and interest on own capital paid	(1,255,586)	(297,105)
NET CASH USED BY FINANCING ACTIVITIES FROM CONTINUING OPERATIONS	**(1,718,369)**	**(1,126,643)**
NET CASH GENERATED BY FINANCING ACTIVITIES FROM DISCONTINUED OPERATIONS	(1,608)	(4,775)
NET CASH USED FROM FINANCING ACTIVITIES	**(1,719,977)**	**(1,131,418)**
TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS	**(1,509,128)**	**(39,720)**
Cash and cash equivalents at the beginning of the period	3,222,768	2,941,727
Cash and cash equivalents at the end of the period	1,437,628	2,902,007
Change in cash and cash equivalents from discontinued operations	276,012	-
CHANGE IN CASH AND CASH EQUIVALENTS	**(1,509,128)**	**(39,720)**

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Earnings Release 2Q21

Exhibit II – Financial Statements – Wholly Owned Subsidiaries

Income Statement – Copel Geração e Transmissão (Consolidated)

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Earnings Release 2Q21

Income Statement – Copel Distribuição

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Earnings Release 2Q21

Income Statement – Copel Telecomunicações

Income Statement	2Q21 (1)	1Q21 (2)	2Q20 (3)	Var.% (1/3)	1H21 (4)	1H20 (5)	Var.% (4/5)
NET OPERATING REVENUES	**114,626**	**95,707**	**93,368**	22.8	**210,333**	**190,829**	10.2
Revenues from telecommunications	96,391	94,638	92,682	4.0	191,029	189,402	0.9
Other operating revenues	18,235	1,069	686	2,556.5	19,304	1,427	1,252.4
OPERATING COSTS AND EXPENSES	**(89,229)**	**(83,122)**	**(77,403)**	15.3	(172,351)	(170,120)	1.3
Personnel and management	(17,193)	(16,697)	(16,175)	6.3	(33,890)	(31,548)	7.4
Pension and healthcare plans	(2,726)	(2,683)	(2,706)	0.7	(5,409)	(5,604)	(3.5)
Materials and supplies	(1,096)	(560)	(314)	249.6	(1,656)	(587)	182.2
Third-party services	(18,704)	(14,751)	(18,666)	0.2	(33,455)	(34,434)	(2.8)
Depreciation and amortization	(33,869)	(33,546)	(36,670)	(7.6)	(67,415)	(73,911)	(8.8)
Provisions and reversals	2,970	1,586	18,261	(83.7)	4,556	14,462	(68.5)
Other cost and expenses	(18,611)	(16,471)	(21,134)	(11.9)	(35,082)	(38,498)	(8.9)
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	**25,397**	**12,585**	**15,965**	59.1	37,982	20,709	83.4
FINANCIAL RESULTS	**(8,571)**	**(13,209)**	**(1,597)**	436.7	(21,780)	(11,334)	92.2
Income tax and social contribution on profit	9,783	6,414	5,299	84.6	16,197	12,082	34.1
Deferred income tax and social contribution on profit	(18,354)	(19,623)	(6,896)	166.2	(37,977)	(23,416)	62.2
OPERATIONAL EXPENSES / INCOME	**16,826**	**(624)**	**14,368**	17.1	16,202	9,375	72.8
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	**(5,905)**	**232**	**(5,162)**	14.4	(5,673)	(3,396)	67.0
Income tax and social contribution on profit	3,400	(3,400)	(1,649)	-	0	(5,383)	-
Deferred income tax and social contribution on profit	(9,305)	3,632	(3,513)	164.9	(5,673)	1,987	-
NET INCOME (LOSS)	**10,920**	**(391)**	**9,206**	18.6	10,529	5,979	76.1
EBITDA	**59,266**	**46,131**	**52,635**	**12.6**	**105,397**	**94,620**	**11.4**

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Earnings Release 2Q21

Income Statement – Copel Comercialização

R$'000

Income Statement	2Q21 (1)	1Q21 (2)	2Q20 (3)	Var.% (1/3)	1H21 (4)	1H20 (5)	Var.% (4/5)
OPERATING REVENUES	**987,405**	**894,499**	**513,522**	**92.3**	**1,881,904**	**1,052,363**	**78.8**
Electricity sales to final customers	422,592	400,271	203,143	108.0	822,863	409,189	101.1
Electricity sales to distributors	545,889	492,774	272,967	100.0	1,038,663	601,856	72.6
Other operating revenues	18,924	1,454	37,412	(49.4)	20,378	41,319	(50.7)
OPERATING COSTS AND EXPENSES	**(950,149)**	**(871,232)**	**(484,628)**	**96.1**	**(1,821,381)**	**(1,011,529)**	**80.1**
Electricity purchased for resale	(944,498)	(865,348)	(477,684)	97.7	(1,809,846)	(1,000,041)	81.0
Personnel and management	(3,730)	(3,537)	(3,646)	2.3	(7,267)	(6,468)	12.3
Pension and healthcare plans	(369)	(398)	(350)	5.5	(767)	(726)	5.6
Materials and supplies	(5)	(5)	(3)	67.8	(10)	(5)	104.0
Third-party services	(842)	(855)	(727)	15.8	(1,697)	(1,171)	44.9
Depreciation and amortization	(56)	(27)	(11)	390.4	(83)	(23)	265.4
Provisions and reversals	82	(406)	(1,717)	-	(324)	(1,948)	(83.4)
Other cost and expenses	(730)	(657)	(488)	49.4	(1,387)	(1,147)	20.9
EQUITY IN EARNINGS OF SUBSIDIARIES	**-**	**-**	**(33)**	**-**	**-**	**(68)**	**-**
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	**37,256**	**23,267**	**28,861**	**29.1**	**60,523**	**40,767**	**48.5**
FINANCIAL RESULTS	**3,672**	**3,825**	**2,632**	**39.5**	**7,497**	**4,493**	**66.8**
Financial income	3,689	3,834	2,677	37.8	7,523	4,562	64.9
Financial expenses	(18)	(8)	(44)	(60.0)	(26)	(68)	(61.9)
OPERATIONAL EXPENSES/ INCOME	**40,928**	**27,092**	**31,493**	**30.0**	**68,020**	**45,260**	**50.3**
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	**(13,934)**	**(9,211)**	**(10,898)**	**27.9**	**(23,145)**	**(15,563)**	**48.7**
Income tax and social contribution on profit	(4,722)	(6,350)	(519)	-	(11,072)	(3,014)	-
Deferred income tax and social contribution on profit	(9,212)	(2,861)	(10,379)	(11.2)	(12,073)	(12,549)	(3.8)
NET INCOME (LOSS)	**26,994**	**17,881**	**20,596**	**31.1**	**44,875**	**29,697**	**51.1**
EBITDA	**37,312**	**23,294**	**28,872**	**29.2**	**60,606**	**40,790**	**48.6**

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Earnings Release 2Q21

Exhibit III – Financial Statements by Company

Balance Sheet by Company

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Earnings Release 2Q21

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Earnings Release 2Q21

R$'000

Liabilities - Jun-21	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Comercialização	Wind Farms	Costa Oeste SPC, Marumbi SPC and Uirapuru SPC	FDA	Bela Vista	Holding	Eliminations	Consolidated
CURRENT	**1,805,865**	**5,159,055**	**128,221**	**214,389**	**106,927**	**255,646**	**615,284**	**270,993**	**13,340**	**115,951**	**(647)**	**1,734,493**	**(570,922)**	**9,848,595**
Social charges and accruals	184,715	514,155	326	11,086	511	582	5,847	33,741	2	-	56	21,507	-	772,528
Associated companies and parent company	114,508	8,808	395	-	-	-	194	6,093	203	400	79	528	(131,208)	-
Suppliers	412,238	1,394,811	15,590	59,775	2,500	191,651	370,233	25,679	865	48,485	(1,020)	8,363	(323,068)	2,206,102
Income Tax and Social Contribution payable	34,819	598,721	-	3,794	-	21,210	1,862	6,922	485	55,431	32	10,987	-	734,263
Other taxes	2,267	402,761	7,965	7,259	1,130	8,845	5,506	4,785	226	832	155	1,532	(7,966)	435,297
Loans and financing	129,663	11,071	-	-	-	-	-	55,067	7,903	-	-	240	(1,169)	202,775
Debentures	763,676	775,230	99,513	2,946	-	-	-	44,700	-	-	-	499,533	(99,513)	2,086,085
Dividends payable	31,648	621,086	-	119,918	-	30,717	-	45,955	2,424	-	51	1,190,629	(786,895)	1,255,533
Post employment benefits	17,552	48,818	-	-	-	-	63	42	-	-	-	222	-	66,697
Customer charges due	11,458	84,168	-	-	-	-	-	-	151	6,674	-	-	-	102,451
Research and development and energy efficiency	71,294	276,723	-	-	6,885	2,574	-	-	689	1,960	-	-	-	360,125
Payables related to concession	6,902	-	-	-	95,514	-	-	-	-	-	-	-	-	102,416
Sectorial financial liabilities	-	285,196	-	-	-	-	-	-	-	-	-	-	-	285,196
Other accounts payable	11,416	31,782	2,948	2,571	129	63	62	199	-	-	-	359	(2,948)	46,581
Other bills to pay	13,709	105,725	1,484	7,040	258	4	231,517	47,810	392	2,169	-	593	(1,484)	409,217
PIS and Cofins to be refunded to consumers	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Provisions for litigation	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Liabilities associated with assets classified as held for sale	-	-	-	-	-	-	-	-	-	-	-	-	783,329	783,329
NON-CURRENT	**5,350,803**	**7,586,718**	**622,997**	**90,544**	**675,486**	**6,937**	**836,493**	**1,574,790**	**59,693**	**1,690**	**2,774**	**1,171,781**	**(953,828)**	**17,026,878**
Associated companies and parent company	-	-	-	-	-	-	-	133,777	-	-	-	5,851	(139,628)	-
Suppliers	129,256	-	-	-	-	-	-	-	-	-	-	-	-	129,256
Deferred income tax and social contribution	504,203	-	-	36,359	-	-	91,726	12,655	13,496	-	2	-	(9,256)	649,185
Tax liabilities	48,135	548,067	10,632	-	-	4,675	300	357	-	-	-	3,061	(10,632)	604,595
Loans and financing	1,284,207	157,742	-	-	-	-	-	775,065	37,006	-	-	772,538	(133,516)	2,893,042
Debentures	2,268,332	1,627,199	578,436	-	-	-	-	527,652	-	-	-	-	(578,436)	4,423,183
Post-employment benefits	421,843	954,076	-	10,547	-	676	3,401	47,413	-	-	-	12,926	-	1,450,882
Research and development and energy efficiency	58,583	227,312	-	-	-	-	-	-	1,673	1,690	-	-	-	289,258
Payables related to the concession	48,195	-	-	-	675,434	-	-	-	-	-	-	-	-	723,629
Sectorial financial liabilities	-	63,868	-	-	-	-	-	-	-	-	-	-	-	63,868
Other payables	50,983	86,800	7,317	12,605	52	511	1,570	10,977	-	-	-	3,199	(7,317)	166,697
Tax, social security, labor and civil provisions	37,872	8,501	-	30,505	-	-	739,011	64,036	-	-	-	68,127	(66,399)	881,653
PIS/Cofins to be refunded to consumers	-	3,257,386	-	-	-	-	-	-	-	-	-	-	-	3,257,386
Provisions for litigation	499,194	655,767	26,612	528	-	1,075	485	2,858	7,518	-	2,772	306,079	(8,644)	1,494,244
EQUITY	**11,174,750**	**7,197,087**	**753,464**	**494,293**	**(32,560)**	**516,226**	**403,968**	**4,210,811**	**420,805**	**548,803**	**218,256**	**20,171,674**	**(25,576,417)**	**20,501,159**
Attributable to controlling shareholders	**11,174,750**	**7,197,087**	**753,464**	**494,293**	**(32,560)**	**516,226**	**403,968**	**4,210,811**	**420,805**	**548,803**	**218,256**	**20,171,674**	**(25,905,903)**	**20,171,674**
Capital	5,765,226	5,341,443	700,423	220,966	35,503	425,662	237,210	4,256,638	217,941	409,509	218,064	10,800,000	(17,828,585)	10,800,000
Advance for Future Capital Increase	-	-	-	-	-	-	-	24,304	-	-	-	-	(24,304)	-
Capital reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Equity valuation adjustments	545,634	(214,110)	33,204	(2,090)	256	239	(1,437)	(44,906)	-	-	-	313,292	(316,790)	313,292
Legal Reserves	657,881	263,850	9,310	42,326	-	-	14,689	14,623	16,139	16,155	-	1,209,458	(1,034,973)	1,209,458
Retained earnigs	3,137,130	1,400,828	-	180,955	-	-	108,630	169,521	144,117	-	-	6,088,855	(5,141,181)	6,088,855
Additional proposed dividends	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Accrued earnings (losses)	1,068,879	405,076	10,527	52,136	(68,319)	90,325	44,876	(209,369)	42,608	123,139	192	1,760,069	(1,560,070)	1,760,069
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	-	-	-	-	**329,486**	**329,486**
TOTAL	**18,331,419**	**19,942,861**	**1,504,679**	**799,227**	**749,851**	**778,807**	**1,855,745**	**6,056,594**	**493,838**	**666,444**	**220,383**	**23,077,948**	**(27,101,167)**	**47,376,633**

70

Earnings Release 2Q21

R$'000

Liabilities - Dec-20	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Comercialização	Wind Farms	Costa Oeste SPC, Marumbi SPC and Uirapuru SPC	FDA	Bela Vista	Holding	Eliminations	Consolidated
CURRENT	**2,346,758**	**5,156,702**	**98,908**	**173,144**	**95,465**	**309,265**	**304,379**	**228,743**	**32,185**	**46,027**	**9,655**	**2,063,949**	**(1,210,788)**	**9,654,392**
Social charges and accruals	164,298	451,683	36,263	8,408	377	603	5,579	56	2	-	18	16,759	-	684,046
Associated companies and parent company	6,762	10,567	62	-	-	33,575	257	7,221	260	502	109	283,650	(342,965)	-
Suppliers	282,700	1,632,903	16,986	41,968	2,280	227,158	221,517	22,556	1,459	26,828	8,891	3,184	(197,123)	2,291,307
Income Tax and Social Contribution payable	71,776	584,120	-	-	-	12,430	-	6,403	527	6,568	7	-	-	681,831
Other taxes	47,342	419,029	10,372	7,374	1,492	2,882	3,144	4,135	240	3,439	579	952	(10,372)	490,608
Loans and financing	127,489	16,251	-	-	-	-	-	55,263	7,920	-	-	512,086	(1,332)	717,677
Debentures	751,926	769,742	28,064	20,252	-	-	-	37,519	-	-	-	301,972	(28,064)	1,881,411
Dividends payable	769,108	440,368	-	84,634	-	30,717	29,803	55,528	20,146	-	51	944,274	(1,382,742)	991,887
Post employment benefits	17,634	48,716	2,565	-	-	-	56	34	-	-	-	226	-	69,231
Customer charges due	13,877	15,565	-	-	-	-	-	-	224	4,046	-	-	-	33,712
Research and development and energy efficiency	60,712	305,832	-	-	8,376	1,781	-	-	1,014	2,471	-	-	-	380,186
Payables related to concession	6,673	-	-	-	82,278	-	-	-	-	-	-	-	-	88,951
Sectorial financial liabilities	-	188,709	-	-	-	-	-	-	-	-	-	-	-	188,709
Other accounts payable	9,571	28,953	3,011	1,984	145	117	34	110	-	-	-	279	(3,011)	41,193
Others bills to pay	16,890	122,426	1,585	8,524	517	2	43,989	39,918	393	2,173	-	567	(1,584)	235,400
PIS and Cofins refundable to consumers	-	121,838	-	-	-	-	-	-	-	-	-	-	-	121,838
Provisions for litigation	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Liabilities associated with assets classified as held for sale	-	-	-	-	-	-	-	-	-	-	-	-	756,405	756,405
NON-CURRENT	**5,240,861**	**8,037,472**	**731,506**	**81,230**	**596,278**	**6,603**	**391,797**	**1,719,043**	**60,897**	**931**	**1,972**	**1,111,732**	**(1,100,568)**	**16,879,754**
Associated companies and parent company	-	-	-	-	-	-	-	283,043	-	-	-	5,851	(288,894)	-
Suppliers	145,145	-	-	-	-	-	-	-	-	-	-	-	-	145,145
Deferred income tax and social contribution	360,079	-	-	28,500	-	-	79,653	13,934	13,155	207	20	-	(11,210)	484,338
Tax liabilities	47,125	567,157	13,401	-	-	4,602	278	343	-	-	-	2,978	(13,401)	622,483
Loans and financing	1,333,066	168,095	-	-	-	-	-	801,117	40,899	-	-	266,682	(139,005)	2,470,854
Debentures	2,243,612	1,601,316	629,526	-	-	-	-	531,825	-	-	-	499,317	(629,526)	4,876,070
Post-employment benefits	413,881	939,269	46,703	10,121	-	643	3,292	545	-	-	-	9,929	-	1,424,383
Research and development and energy efficiency	63,675	218,883	-	-	-	-	-	-	1,543	724	-	-	-	284,825
Payables related to the concession	46,755	-	-	-	596,158	-	-	-	-	-	-	-	-	642,913
Sectorial financial liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other payables	19,521	63,183	8,729	12,468	120	511	86	572	-	-	-	707	(8,729)	97,168
Tax, social security, labor and civil provisions	37,697	6,897	-	29,507	-	-	308,127	85,722	-	-	-	1,936	-	469,886
PIS and Cofins refundable to consumers	-	3,805,985	-	-	-	-	-	-	-	-	-	-	-	3,805,985
Provisions for litigation	530,305	666,687	33,147	634	-	847	361	1,942	5,300	-	1,952	324,332	(9,803)	1,555,704
EQUITY	**10,732,735**	**7,212,914**	**735,179**	**495,060**	**13,490**	**238,211**	**356,923**	**4,413,346**	**392,970**	**605,485**	**208,911**	**19,959,111**	**(25,113,817)**	**20,250,517**
Attributable to controlling shareholders	**10,732,735**	**7,212,914**	**735,179**	**495,060**	**13,490**	**238,211**	**356,923**	**4,413,346**	**392,970**	**605,485**	**208,911**	**19,959,111**	**(25,405,224)**	**19,959,111**
Capital	5,765,226	5,341,443	695,423	220,966	35,503	425,662	159,090	4,478,307	159,941	406,363	194,062	10,800,000	(17,881,986)	10,800,000
Advance for Future Capital Increase	-	-	30,000	-	-	-	27,680	4,534	-	3,145	14,935	-	(80,294)	-
Capital reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Equity valuation adjustments	569,958	(213,925)	446	(2,090)	256	239	(1,437)	1,627	-	-	-	353,349	(355,074)	353,349
Legal Reserves	657,881	263,850	9,310	42,326	-	-	14,689	14,623	17,066	16,155	-	1,209,458	(1,035,900)	1,209,458
Retained earnigs	3,137,130	1,400,828	-	233,858	-	-	156,901	169,521	201,746	-	-	6,088,855	(5,299,984)	6,088,855
Additional proposed dividends	602,540	420,718	-	-	-	-	-	-	14,217	179,822	-	1,507,449	(1,217,297)	1,507,449
Accrued earnings (losses)	-	-	-	-	(22,269)	(187,690)	-	(255,266)	-	-	(86)	-	465,311	-
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	-	-	-	-	**291,407**	**291,407**
TOTAL	**18,320,355**	**20,407,089**	**1,565,590**	**749,435**	**705,231**	**554,077**	**1,053,099**	**6,361,132**	**486,052**	**652,443**	**220,538**	**23,134,792**	**(27,425,173)**	**46,784,664**

71

Earnings Release 2Q21

Income Statement by Company

72

Earnings Release 2Q21

73

Earnings Release 2Q21

74

Earnings Release 2Q21

75

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date August 12, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.